Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and nine months ended

September 30, 2021

November 3, 2021

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated November 3, 2021 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2021 and 2020 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2021.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A includes an updated discussion of the risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, and supplements the discussion of these risks in our most recent Annual Information Form ("AIF").

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Notes to Reader" discussion beginning on page 56 of this MD&A and to carefully review the risks associated with the COVID-19 pandemic that are discussed throughout this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated interim financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company primarily producing copper concentrate (containing copper, gold, and silver), molybdenum concentrate, zinc metal, and silver/gold doré. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

Third Quarter Operating and Financial Results

- Generated $359.0 million in revenue, $103.5 million of operating cash flow before change in non-cash working capital and $119.3 million of adjusted EBITDA1 in the third quarter of 2021 from higher realized base metals prices and higher gold sales volumes, partially offset by lower base metals sales volumes.

- Consolidated copper production in the third quarter was 23,245 tonnes; quarterly consolidated gold production increased by 35% to 53,872 ounces in the third quarter, compared to the second quarter in 2021, a record for Hudbay.

- Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1, were $0.62 and $1.97, respectively, an improvement of 26% and 12% compared to the second quarter of 2021.

- Third quarter Peru production was boosted by significantly higher gold grades from Pampacancha and record gold recoveries, leading to record quarterly gold revenue. Pampacancha production continues to ramp-up, achieving a 109% increase in ore production quarter over quarter.

- Third quarter Manitoba production benefited from higher throughput and higher gold grades at Lalor but was negatively impacted by lower zinc grades and zinc recoveries, limiting overall zinc concentrate feed to the zinc plant. Manitoba results included initial gold production from New Britannia's gold circuit.

- On track to meet annual production guidance for copper, gold, zinc and silver in concentrate and doré, consolidated sustaining capital expenditures, and Manitoba unit operating cost in 2021. After adjusting for unbudgeted COVID-related costs in Peru, full year unit operating costs for Peru are expected to be around the top end of the 2021 guidance range.

- Third quarter net loss and loss per share were $170.4 million and $0.65, respectively. After normalizing for an impairment charge related to higher estimated closure costs associated with our updated Flin Flon closure plan and Flin Flon restructuring charges, amongst other items, third quarter adjusted net earnings1 per share were $0.15.

- Cash and cash equivalents increased during the third quarter to $297.5 million as at September 30, 2021, mainly as a result of $139.8 million of cash generated from operations, partially offset by $89.1 million of capital investments primarily for the construction of the New Britannia project and sustaining capital expenditures, and $33.6 million of interest paid on our senior unsecured notes.

Executing on Growth Initiatives

- New Britannia has achieved project completion as construction activities at the new copper flotation facility concluded in October. Refurbishment and commissioning activities at the gold mill were completed in July 2021, and the mill achieved first gold production on August 11, 2021. Commissioning of the copper circuit was completed and first production of concentrate was achieved in October, ahead of the original schedule, while ramp-up activities at the flotation plant continue. Annual gold production from Lalor and the Snow Lake operations is on track to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of operation starting in 2022.

- Mining activities at the Pampacancha satellite pit continue to advance as planned with grades and tonnes reconciling well against the mine plan, achieving the expected increase in gold grades in 2021 and on track for achieving higher copper grades in 2022, in line with recent Company guidance.

- Recent Copper World drilling has identified three new deposits for a total of seven distinct deposits with a combined strike length of over seven kilometres. The Company remains on track to complete an initial inferred resource estimate before the end of the year and a preliminary economic assessment in the first half of 2022.

- Scoping study planned for 2022 to examine the opportunity to reprocess tailings in Flin Flon after the closure of the 777 mine, which could further increase metal production, defer closure costs and reduce the environmental footprint of the tailings facility.

- Amended and restated our senior secured revolving credit facilities to increase available borrowings to $450 million and enhance our financial flexibility, while extending the maturity to 2025.

Summary of Third Quarter Results

Cash generated from operating activities in the third quarter of 2021 increased to $139.8 million compared to $77.9 million in the same quarter of 2020. Operating cash flow before change in non-cash working capital was $103.5 million during the third quarter of 2021, reflecting an increase of $19.1 million compared to the same period of 2020. The increase in operating cash flow is primarily the result of higher realized base metal prices and higher gold sales volumes, partially offset by lower base metals sales volumes.

Consolidated copper production in the third quarter of 2021 decreased by 8% compared to the same period in 2020 primarily as a result of lower throughput and copper grades in Peru, partially offset by higher throughput, grades and recoveries in Manitoba. Consolidated gold production in the third quarter of 2021 increased by 84% compared to the third quarter of 2020, due to significantly higher gold grades from Pampacancha and record gold recoveries in Peru, along with significantly higher gold grades at Lalor. Consolidated zinc production in the quarter decreased by 32%, versus the comparative quarter in 2020, primarily as a result of changes in grades and recoveries. Consolidated silver production in the third quarter increased by 14% compared to the same period in 2020, as a result of higher grades in Peru. Hudbay achieved record molybdenum recoveries in the third quarter which contributed to record quarterly molybdenum revenues.

Net loss and loss per share in the third quarter of 2021 were $170.4 million and $0.65, respectively, compared to a net loss and loss per share of $24.0 million and $0.09, respectively, in the third quarter of 2020. Third quarter results were negatively impacted by an updated closure plan reflecting higher estimates for closure activities in Flin Flon, primarily related to water treatment costs. The higher closure cost estimate has resulted in an increase to our environmental obligation and a corresponding increase to Flin Flon's property plant and equipment ("PP&E"). However, as the closure of Flin Flon is expected to commence within 12 months, an impairment charge was made to PP&E resulting in a loss of $147.3 million. The quarterly financial results were also negatively impacted by Flin Flon restructuring charges comprising an inventory supplies write down of $5.4 million and a severance accrual of $3.6 million for unionized employees, as well as an increase in past service pension cost provision of $4.2 million related to pensions for Manitoba unionized employees.

Adjusted net earnings1 and adjusted net earnings per share1 in the third quarter of 2021 were $38.2 million and $0.15 per share after normalizing for an impairment charge related to the updated Flin Flon closure plan and the Flin Flon restructuring charges, among other items. This compares to an adjusted net loss and adjusted net loss per share of $25.4 million, and $0.10 per share in the same period of 2020. Third quarter adjusted EBITDA1 was $119.3 million, compared to $96.1 million in the same period of 2020.

As at September 30, 2021, our liquidity includes $297.5 million in cash and cash equivalents as well as undrawn availability of $297.3 million under our revolving credit facilities. The Company's liquidity position was further enhanced in October through the successful renegotiation of the credit facilities to increase available borrowings to $450 million, while extending the maturity to 2025.

1 Adjusted net loss and adjusted net loss per share, adjusted EBITDA, cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition	Sep. 30, 2021	Dec. 31, 2020
(in $ thousands)
Cash and cash equivalents	$297,451	$439,135
Total long-term debt	1,182,612	1,135,675
Net debt[1]	885,161	696,540
Working capital	159,917	306,888
Total assets	4,504,661	4,666,645
Equity	1,490,180	1,699,806

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Financial Performance	Three months ended		Nine months ended
(in $ thousands, except per share amounts)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Revenue	$358,961	$316,108	$1,076,828	$770,128
Cost of sales	444,379	276,830	1,027,553	765,495
Loss before tax	(147,830)	(23,944)	(202,602)	(180,000)
Net loss	(170,411)	(23,955)	(233,905)	(151,990)
Basic and diluted loss per share	(0.65)	(0.09)	(0.89)	(0.58)
Adjusted earnings (loss) per share[1]	0.15	(0.10)	0.11	(0.40)
Operating cash flow before change in non-cash working capital[2]	103.5	84.4	326.9	155.8
Adjusted EBITDA[1,2]	119.3	96.1	366.6	200.1

1 Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 In millions.

In the third quarter of 2021, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.62, compared to $0.65 in the same period in 2020. This decrease was a result of higher gold and molybdenum byproduct credits partially offset by higher operating costs in Peru and Manitoba and lower copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits1, decreased to $1.97 in the third quarter of 2021, from $2.02 in the same period in 2020, primarily due to the same reasons affecting cash cost as well as lower sustaining capital expenditures. All-in sustaining cash cost per pound of copper produced, net of by-product credits1, in the third quarter of 2021 was $2.18, which decreased from $2.25 in the same period last year primarily due to the same reasons.

We expect our consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, to be within the guidance ranges for 2021.

1 Cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Sep. 30, 2021			Sep. 30, 2020
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	18,072	5,173	23,245	20,803	4,592	25,395
Gold	oz	17,531	36,341	53,872	3,333	25,944	29,277
Silver	oz	521,036	242,131	763,167	430,208	241,477	671,685
Zinc	tonnes	-	20,844	20,844	-	30,570	30,570
Molybdenum	tonnes	282	-	282	392	-	392
Precious metal in doré produced
Gold	oz	-	404	404	-	-	-
Silver	oz	-	10	10	-	-	-
Payable metal sold
Copper	tonnes	16,065	5,071	21,136	21,654	4,249	25,903
Gold[2]	oz	16,902	30,941	47,843	3,753	26,852	30,605
Silver[2]	oz	457,263	244,338	701,601	433,595	271,900	705,495
Zinc[3]	tonnes	-	21,619	21,619	-	26,520	26,520
Molybdenum	tonnes	304	-	304	313	-	313

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

		Nine months ended			Nine months ended
		Sep. 30, 2021			Sep. 30, 2020
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	54,957	16,315	71,272	51,596	16,459	68,055
Gold	oz	32,389	96,831	129,220	8,705	83,540	92,245
Silver	oz	1,394,809	750,949	2,145,758	1,145,197	874,997	2,020,194
Zinc	tonnes	-	70,322	70,322	-	92,287	92,287
Molybdenum	tonnes	871	-	871	870	-	870
Precious metal in doré produced
Gold	oz	-	404	404	-	-	-
Silver	oz	-	10	10	-	-	-
Payable metal sold
Copper	tonnes	50,847	16,394	67,241	49,924	16,002	65,926
Gold	oz	25,503	85,928	111,431	7,689	80,081	87,770
Silver	oz	1,109,939	678,929	1,788,868	1,037,705	785,497	1,823,202
Zinc [2]	tonnes	-	75,323	75,323	-	80,916	80,916
Molybdenum	tonnes	853	-	853	864	-	864

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.

KEY COST RESULTS

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual 2021
Consolidated cash cost per pound of copper produced[1]
Cash cost [1]	$/lb	0.62	0.65	0.84	0.67	0.65 - 0.80
Peru	$/lb	1.26	1.54	1.65	1.45
Manitoba	$/lb	(1.64)	(3.41)	(1.90)	(1.75)
Sustaining cash cost [1]	$/lb	1.97	2.02	2.12	1.92	2.05 - 2.30
Peru	$/lb	2.31	2.29	2.46	2.05
Manitoba	$/lb	0.75	0.83	0.99	1.51
All-in sustaining cash cost[1]	$/lb	2.18	2.25	2.33	2.13
Combined mine/mill unit operating cost per tonne of copper processed[1,2]
Peru [3]	$/tonne	11.62	9.85	11.75	9.16	8.90 - 10.90
Manitoba	C$/tonne	147	126	149	129	145 - 155
Zinc Plant unit operating cost per tonne of zinc processed[1,4]
Unit operating costs	C$/lb	0.55	0.48	0.53	0.47	0.50 - 0.55

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs.

3 Includes approximately $4.8 million, or $0.69 per tonne, of COVID-related costs during the three months ended September 30, 2021 and $15.7 million, or $0.76 per tonne during the nine months ended September 30, 2021.

4 Zinc plant unit operating costs include G&A costs per pound of zinc processed.

RECENT DEVELOPMENTS

COVID-19 Business Update

On a population adjusted basis, we continue to see a steady decline in the number of new cases of COVID-19 in the regions in which we operate. Despite these encouraging declines, we are maintaining stringent COVID-19 measures and controls to ensure the safety of our workforce, partners and communities. As such, we continue to experience an ongoing financial and, to a lesser extent, operating impact from COVID-19.

New Britannia First Gold Production Achieved and Copper Flotation Facility Fully Commissioned

On August 11, 2021, gold production commenced at the New Britannia mill after refurbishment, commissioning and start-up activities were completed earlier in the summer. First gold production was achieved in line with the timelines assumed in recent guidance and ahead of the original schedule to produce first gold before the end of 2021. Annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of New Britannia's operation.

The construction of a new copper flotation facility was completed in October 2021, followed by a brief commissioning period completed ahead of the project timeline expectations. The copper facility consists of an innovative and first-of-its-kind flotation circuit based entirely on Jameson cells, a modern pneumatic flotation design that offers a compact layout, low-cost process and flexible flowsheet. First production of copper concentrate was achieved in October and ramp-up of the copper circuit is now underway. New Britannia is expected to achieve its targeted design capacity and commercial production in the fourth quarter of 2021.

Advancing the Copper World Discovery

On September 22, 2021, the results from drilling completed at Copper World between January and June 2021 were released. The drill program totaled over 91,000 feet and intersected additional high-grade copper sulphide and oxide mineralization on our wholly-owned private land in Arizona. The Copper World project is located within seven kilometres of our Rosemont copper project and has mineralization located closer to surface than Rosemont, indicating the possibility of lower strip ratios at Copper World. We recently increased our private land package to approximately 2,400 acres in the west, which together with patented mining claims, now totals approximately 4,500 acres to support an operation entirely on private land.

The 2021 drilling identified three new deposits, for a total of seven deposits at Copper World, covering a combined seven kilometres with mineralized occurrences. The three new deposits are called Bolsa, South Limb and North Limb. The program also confirmed and increased the confidence in the size and quality of the existing Copper World, Broad Top Butte, Peach and Elgin deposits.

There remains the potential for continuity between the Bolsa discovery and the Rosemont deposit as highlighted by three new holes drilled on the western edge of Rosemont, which intersected high-grade copper mineralization similar to the mineralization intersected at Bolsa. For example, drill hole #177 intersected 833 feet of 0.40% copper, including 121 feet at 1.32% copper (please refer to the news release dated September 22, 2021 for additional drill hole information). There remains a 1,500-foot gap in drilling coverage between these three holes and the Bolsa discovery, and we are developing plans to test this unexplored area.

Given the continued positive results from the exploration program at Copper World, the 2021 drill program was previously expanded from an original 70,000 feet of drilling to over 200,000 feet to be completed by the end of the year with four drill rigs continuing to operate at site. We are testing the opportunity to use reverse circulation drilling to fast-track future infill drilling programs. This drilling is intended to delineate and upgrade the resource for the seven deposits, while focusing on bridging the gap between the Bolsa discovery and the area west of the Rosemont deposit. The drill program will also continue to explore prospective areas outside of the known deposits.

We expect to complete an initial inferred mineral resource estimate for the seven deposits at Copper World before the end of 2021. These mineral resource estimates will form the basis for a preliminary economic assessment ("PEA") expected to be released in the first half of 2022. Mineralogical studies and metallurgical testing programs are underway, and the preliminary results are expected to be incorporated into the PEA. Hudbay continues to progress geotechnical and hydrogeological studies over the Copper World area.

In October, we received approval from the Arizona State Mine Inspector for our Mined Land Reclamation Plan ("MLRP") for Copper World. The MLRP approval includes the requirement for reclamation cost bonding prior to initiating work on our private lands and represents the first step in the state-level permitting process for a private land operation.

The budget for Copper World in 2021 is expected to total approximately $34 million, which increased from the original $10 million budget, to fund the larger drill program and complete the various technical studies. We will also continue to examine future potential synergies with an operation at Rosemont.

Other Exploration Updates

Peru Regional Exploration

Ongoing evaluation of the underground potential at Constancia Norte supports plans for additional drilling activities in the fourth quarter of 2021. The drilling is expected to confirm continuity and test extensions, which together with the results from an underground scoping study, are expected to be incorporated into the annual mineral reserve and resource update for Constancia in March 2022.

Hudbay continues to progress discussions with the community of Uchucarcco on the Maria Reyna and Caballito properties, both of which are located within ten kilometres of Constancia.

Drilling continues at the Llaguen copper porphyry target located in northern Peru, near the city of Trujillo and in close proximity to existing infrastructure. The initial confirmatory phase of the drill program is expected to total 6,000 metres in 14 holes with two drill rigs presently turning at site. Five holes totaling 2,795 metres have been completed with all holes intersecting mineralization. Pending positive results from this initial drilling phase, a second phase aimed at defining an initial inferred mineral resource for Llaguen would follow in the second quarter of 2022 after the rainy season.

Snow Lake Regional Exploration

The Company's regional exploration efforts in the Snow Lake area continue, following on the success from the 2021 winter drill program in the Chisel Basin where the copper-gold rich feeder of the 1901 deposit was discovered and high-grade zinc and gold mineralization was confirmed through infill and extension drilling. We are planning a 2022 drill program for 1901 to test the down-plunge extensions of the copper-gold rich feeder zone.

Hudbay's 2021 summer program included regional surface mapping and ground geophysical surveys to delineate the higher priority drill targets for 2022. One of the more promising targets was identified from a borehole survey immediately north of Lalor and is expected to be drill tested in early 2022 both from surface and from underground.

Ongoing infill drilling continues at Lalor and the results are expected to be incorporated into the annual mineral reserve and resource estimates to be published at the end of March 2022.

Flin Flon Reclamation Obligations and Tailings Reprocessing Opportunity

As part of the Company's ongoing efforts to update our Flin Flon closure plan, a comprehensive update completed in the third quarter of 2021 resulted in an increase to the decommissioning and restoration ("DRO") provision of approximately $144 million compared to June 30. This increase is mostly attributable to long-term water treatment and monitoring obligations, along with cost inflation for other remediation activities. The increase in water management costs is primarily a result of the addition of 22 years to the post-closure water management period (to the year 2122), which after applying a very low discount rate, represents a significant portion of the DRO increase. As of September 30, 2021, on an undiscounted basis, the total estimated environmental obligations related to our Flin Flon operations were $322 million, of which approximately 25% is expected to occur over the next 15 years in connection with the closure of the Flin Flon operations, while approximately 75% of the obligations are scheduled to be incurred after the closure of the Snow Lake operations, which is currently expected in 2037 based on reserves. The full breakdown is as follows:

• $23 million for previously announced tailings stability activities that will be completed in 2021 and 2022;

• $13 million for demolition costs between the cessation of operations in Flin Flon and 2030;

• $33 million for the construction and operation of a water treatment plant between 2030 and 2042;

• $46 million for demolition and tailings remediation costs after Snow Lake mining activities conclude in 2037 (based on current reserves) until 2042;

• $161 million in post-closure environmental management activities (such as water collection and treatment) from 2037 to 2122; and

• $46 million in other site management costs and remediation activities.

As part of the engineering work done to update the closure plan, we have identified the opportunity to reprocess tailings at our Flin Flon Tailings Impoundment System ("FFTIS") where tailings from processing activities in Flin Flon have been deposited for over 90 years. We are in the early stages of technical evaluation and confirmatory drilling to support the completion of a scoping study in 2022. Pending positive results from the scoping study, further feasibility studies would follow. This opportunity could utilize the Flin Flon concentrator, with modifications, after closure of the 777 mine, creating operating and economic benefits to the Flin Flon community. It could also provide the opportunity to redesign the closure plans, increase metal production, defer certain closure costs and reduce the environmental footprint of the FFTIS.

Collective Bargaining Agreements Ratified in Manitoba

New three-and-a-half year collective agreements were ratified by the members of USW Local 7106 and USW Local 9338 in September 2021. Members of the other four unions at Hudbay's Manitoba operations ratified their respective three-and-a-half year collective agreements in July. This completed the collective bargaining process with all six of the Company's unions in Manitoba.

Credit Facility Extension and Amendments

On October 26, 2021, we amended and restated our senior secured revolving credit facilities (the "Credit Facilities") to increase the total amount of available borrowings to $450 million, eliminate certain financial covenants while amending others to increase our financial flexibility, reduce the effective interest rate and extend the maturity to October 26, 2025. The remaining financial covenants include maintaining a net debt to EBITDA ratio of less than 4.00:1, a senior secured debt to EBITDA of less than 3.00:1 and an interest coverage ratio of greater than 3.00:1.

PERU OPERATIONS REVIEW

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual
						2021
Constancia ore mined [1]	tonnes	6,208,019	8,455,668	21,971,858	18,216,166
Copper	%	0.30	0.31	0.30	0.33
Gold	g/tonne	0.04	0.03	0.04	0.03
Silver	g/tonne	2.76	2.55	2.90	2.81
Molybdenum	%	0.01	0.02	0.01	0.02
Pampacancha ore mined [1]	tonnes	2,050,813	-	3,033,805	-
Copper	%	0.27	-	0.27	-
Gold	g/tonne	0.27	-	0.27	-
Silver	g/tonne	3.58	-	3.86	-
Molybdenum	%	0.01	-	0.01	-
Ore milled	tonnes	6,985,035	7,480,655	20,760,830	18,555,604
Copper	%	0.30	0.33	0.31	0.34
Gold	g/tonne	0.11	0.03	0.07	0.03
Silver	g/tonne	3.93	2.68	3.22	2.93
Molybdenum	%	0.01	0.02	0.01	0.02
Copper concentrate	tonnes	78,711	91,496	239,367	226,843
Concentrate grade	% Cu	22.96	22.74	22.96	22.75
Copper recovery	%	84.9	83.3	84.1	82.1
Gold recovery	%	71.9	51.6	65.1	48.7
Silver recovery	%	59.1	66.7	64.9	65.6
Molybdenum recovery	%	33.5	30.4	33.4	29.7
Combined unit operating costs2.3,4	$/tonne	11.62	9.85	11.75	9.16	8.90 - 10.90

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

4 Includes approximately $4.8 million, or $0.69 per tonne, of COVID-related costs during the three months ended September 30, 2021 and $15.7 million, or $0.76 per tonne during the nine months ended September 30, 2021.

While Peru has experienced notable improvements in COVID-19 statistics throughout 2021, Hudbay continues to maintain stringent COVID-19 measures and controls to ensure the safety of our workforce, partners and the communities in which we operate. This has allowed Constancia to continue to operate safely although it has resulted in elevated unit operating costs due to the ongoing COVID-related protocols.

Total ore mined during the third quarter of 2021 decreased 2% from the comparative 2020 period. Ramp-up of mining activity at Pampacancha has increased steadily since first production in April 2021. Total Pampacancha ore mined during the third quarter of 2021 increased by 109% to 2.1 million tonnes compared to the second quarter of 2021.

Ore milled during the third quarter of 2021 was 7% lower than the same period in 2020 due to increased ore hardness and a planned semi-annual mill maintenance shutdown in July. Compared to the same period in 2020, milled copper grades in the third quarter have declined by 9% while gold and silver grades increased by 267% and 47%, respectively, due to significantly higher gold and silver head grades from Pampacancha.

Peru achieved record recoveries of gold in the third quarter of 2021, significantly above the comparative 2020 period, mainly due to higher grades. Meanwhile, copper recoveries increased due to lower levels of contaminants and silver recoveries decreased as a result of lower-than-expected recoverable silver values in the earlier, more oxidized ores from Pampacancha. Recent metallurgical test work indicates that Pampacancha silver recoveries are expected to increase to targeted levels in 2022.

Year-to-date ore milled in 2021 was 12% higher than the comparative period in 2020 due to an eight-week suspension of operations in 2020 at the onset of the COVID-19 pandemic. Year-to-date recoveries of copper, gold and molybdenum in 2021 were higher and silver was lower than the same period in 2020 due to the same factors as described above for the quarter-over-quarter variance.

Combined mine, mill and G&A unit operating costs in the third quarter of 2021 were 18% higher than the same period in 2020 primarily due to higher overall costs and fewer tonnes milled. Costs were higher in 2021 as a result of higher ore hardness, higher steel prices affecting grinding media costs and COVID-19 expenditures. Year-to-date unit operating costs were 28% higher due to the same factors as described above for the quarter-over-quarter variance and due to more material moved.

COVID-related costs in Peru were $4.8 million in the third quarter of 2021 and are expected to continue at a similar run-rate into the fourth quarter of 2021. Unit operating costs in the third quarter were $10.93 per tonne excluding these COVID-related costs. We expect Peru unit operating costs to be around the top end of the 2021 guidance range after adjusting for unbudgeted COVID-related costs.

Contained metal in concentrate produced		Three months ended		Nine months ended		Guidance
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual
						2021
Copper	tonnes	18,072	20,803	54,957	51,596	72,000 - 88,000
Gold	oz	17,531	3,333	32,389	8,705	40,000 - 50,000
Silver	oz	521,036	430,208	1,394,809	1,145,197	1,800,000 - 2,170,000
Molybdenum	tonnes	282	392	871	870	1,400 - 1,700

Production of gold and silver was higher in the third quarter of 2021 and year-to-date compared to the same periods in 2020 due to significantly higher gold and silver head grades from Pampacancha, higher gold recoveries and an eight-week suspension of operations in 2020 at the onset of the COVID-19 pandemic. Production of copper was lower in the third quarter of 2021 due to a decline in copper grades compared to the same period in 2020.

Other than molybdenum, which we expect will fall slightly below the 2021 guidance range but in line with the recently published mine plan, we expect the production of all remaining metals in Peru to be in line with 2021 full year guidance.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Nine months ended
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Cash cost per pound of copper produced, net of by- product credits[1]	$/lb	1.26	1.54	1.65	1.45
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.31	2.29	2.46	2.05

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three and nine months ended September 30, 2021 were $1.26 and 1.65, respectively. The cash costs in the third quarter of 2021 decreased 18% compared to the same period in 2020 due to higher by-product credits from gold and molybdenum, partially offset by lower copper production and higher overall mining, milling, general and administrative costs.

Year-to-date cash costs increased 14% compared to the same period in 2020 due to comparatively higher mining, milling, general and administrative costs in 2021 as a result of lower grades, ore hardness and higher COVID costs incurred, as well as an eight-week COVID-related suspension of operations in 2020, partially offset by higher by-product credits and higher copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits for the three and nine months ended September 30, 2021 increased by 1% and 20%, respectively, compared to the same periods of 2020, mainly due to the same factors affecting cash costs noted above and higher sustaining capital expenditures on a comparative basis due to fewer expenditures incurred during the eight-week COVID-related suspension of operations in 2020.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Payable metal in concentrate
Copper	tonnes	16,065	21,654	50,847	49,924
Gold	oz	16,902	3,753	25,503	7,689
Silver	oz	457,263	433,595	1,109,939	1,037,705
Molybdenum	tonnes	304	313	853	864

Quantities of payable metal sold for the three and nine months ended September 30, 2021 were primarily affected by the same factors as contained metal production.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Nine months ended
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Lalor
Ore	tonnes	392,380	357,213	1,170,933	1,186,139
Copper	%	0.86	0.66	0.69	0.71
Zinc	%	3.60	5.98	4.24	5.81
Gold	g/tonne	3.85	2.28	3.23	2.40
Silver	g/tonne	22.13	21.23	22.61	25.45
777
Ore	tonnes	256,536	264,905	786,966	826,720
Copper	%	1.06	0.98	1.33	1.30
Zinc	%	3.88	3.95	3.82	4.06
Gold	g/tonne	1.96	2.01	2.11	1.91
Silver	g/tonne	22.99	24.25	25.32	24.62
Total Mines
Ore	tonnes	648,916	622,118	1,957,899	2,012,859
Copper	%	0.94	0.80	0.95	0.95
Zinc	%	3.71	5.11	4.07	5.09
Gold	g/tonne	3.10	2.17	2.78	2.20
Silver	g/tonne	22.47	22.52	23.70	25.11

Unit Operating Costs[1,2]		Three months ended		Nine months ended
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Mines
Lalor	C$/tonne	115.84	97.38	115.89	95.63
777	C$/tonne	91.17	80.84	87.99	78.50
Total Mines	C$/tonne	106.09	90.34	104.68	88.60

1 Reflects costs per tonne of ore mined.

2 Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Manitoba operations during the third quarter of 2021 was 4% higher than the same period in 2020. Gold and copper grades mined during the three months ended September 30, 2021 were 43% and 18% higher, respectively, compared to the same period in 2020, mainly due to increased mining of gold and copper-gold stopes at Lalor, in line with the mine plan. Zinc grades mined during the three months ended September 30, 2021 were 27% lower than the same period in 2020 as mining of the gold zones at Lalor were prioritized during the quarter.

Mining operations at Lalor have started to consistently produce and separate the gold and copper-gold ores as feed for the New Britannia mill. At the end of the third quarter of 2021, approximately 35,000 tonnes of gold ore is stockpiled as feed for New Britannia, a decrease of approximately 12,000 tonnes from the end of the second quarter of 2021. The 777 mine is now within nine months of closure and the focus continues to be on mining out the remaining reserves by completing the necessary ground rehabilitation in order to access old workings and remnant stopes.

Total unit operating costs for the mines during the third quarter of 2021 increased by 17% compared to the same period in 2020 mainly due to lower capitalized development at 777 as all costs are now operating in nature and higher contractor, camp and COVID-19 related expenses at Lalor. Year-to-date total unit operating costs in Manitoba were 18% higher as compared to the same period in 2020 due to the same factors as the third quarter variances as well as lower capitalized development at both Lalor and 777.

Processing Facilities

		Three months ended		Nine months ended
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Stall & New Britannia Concentrator Combined
Ore	tonnes	408,201	335,739	1,087,029	1,040,127
Copper	%	0.82	0.68	0.71	0.71
Zinc	%	3.58	6.11	4.37	5.87
Gold	g/tonne	3.84	2.35	3.23	2.44
Silver	g/tonne	23.32	22.08	22.97	25.71
Copper concentrate	tonnes	18,422	10,459	39,797	33,409
Concentrate grade	% Cu	15.41	18.22	16.66	19.04
Zinc concentrate	tonnes	25,429	38,070	83,698	111,467
Concentrate grade	% Zn	49.72	49.99	50.41	50.47
Copper recovery	%	84.3	84.0	86.0	85.8
Zinc recovery	%	88.2	92.7	89.4	92.2
Gold recovery - concentrate	%	53.4	57.4	55.1	60.3
Silver recovery - concentrate	%	52.7	57.5	54.6	60.5
Contained metal in concentrate produced
Copper	tonnes	2,839	1,906	6,630	6,362
Zinc	tonnes	12,643	19,030	42,191	56,255
Gold	oz	26,906	14,524	62,191	49,150
Silver	oz	161,418	137,035	438,168	519,891
Metal in doré produced
Gold	oz	404	0	404	-
Silver	oz	10	0	10	-
Flin Flon Concentrator
Ore	tonnes	258,062	322,156	870,951	979,651
Copper	%	1.06	0.99	1.26	1.21
Zinc	%	3.86	4.07	3.89	4.28
Gold	g/tonne	1.96	1.99	2.12	1.96
Silver	g/tonne	22.93	24.01	24.86	24.63
Copper concentrate	tonnes	10,276	11,116	44,092	43,758
Concentrate grade	% Cu	22.70	24.16	21.96	23.07
Zinc concentrate	tonnes	16,412	22,590	55,621	71,154
Concentrate grade	% Zn	49.97	51.08	50.58	50.64
Copper recovery	%	85.2	83.9	88.0	85.4
Zinc recovery	%	82.2	87.9	83.0	85.9
Gold recovery	%	58.1	55.3	58.3	55.8
Silver recovery	%	42.4	42.0	44.9	45.8
Contained metal in concentrate produced
Copper	tonnes	2,334	2,686	9,685	10,097
Zinc	tonnes	8,201	11,540	28,131	36,031
Gold	oz	9,435	11,420	34,640	34,390
Silver	oz	80,713	104,442	312,781	355,106

Unit Operating Costs[1]		Three months ended		Nine months ended		Guidance
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual
						2021
Concentrators
Stall & New Britannia	C$/tonne	26.30	24.28	24.80	23.58
Flin Flon	C$/tonne	29.15	23.89	27.65	23.19
Combined mine/mill unit operating costs [2,3]
Manitoba	C$/tonne	147	126	149	129	145 - 155

1 Reflects costs per tonne of milled ore.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

During the third quarter of 2021, New Britannia processed 41,827 tonnes of high gold content ore and produced 404 ounces of gold in doré after, pouring its first gold doré bar on August 11. The gold and silver recoveries are expected to increase in the fourth quarter after ramp-up of the mill during the third quarter. Construction of the new copper flotation circuit was completed in October 2021, followed by a brief commissioning period completed ahead of schedule. Ramp-up activities at the copper circuit are underway and are on track for commercial production in the fourth quarter of 2021.

Ore processed at the Stall concentrator and New Britannia mill during the third quarter of 2021 was 22% higher than the same period in 2020. Combined Stall and New Britannia recoveries during the third quarter of 2021 were higher for copper and lower for zinc and precious metals versus the comparative period in 2020 but were consistent with expectations as the third quarter was a partial ramp-up period for the New Britannia mill. Unit operating costs at Stall and New Britannia increased by 8% during the third quarter compared to the same period in 2020 primarily due to the incorporation of operating costs from New Britannia.

Operations at the Flin Flon concentrator during the third quarter of 2021 were constrained by ore feed availability from 777 and, as such, ore processed was 20% lower compared to the same period in 2020 which included some processing of ore stockpiles. Recoveries of copper, gold and silver at the Flin Flon concentrator during the third quarter of 2021 were higher by 2%, 5% and 1%, respectively, compared to the same period in 2020 mainly due to higher copper head grades from the 777 mine, consistent with the metallurgical model. Unit operating costs at the Flin Flon concentrator increased by 22% during the third quarter compared to the same period in 2020 primarily due to lower production and higher tailings operating costs as we approach Flin Flon closure and plan for the transition of the facility to care and maintenance in mid-2022.

Year-to-date ore processed at Snow Lake in 2021 increased by 5% versus the comparative period in 2020 due to the commencement of operations at the New Britannia mill in August. Year-to-date ore processed at the Flin Flon mill was 11% lower than the comparative 2020 period as excess ore mined at Lalor stopped being milled in Flin Flon in May 2021.

Combined mine, mill and G&A unit operating costs in the third quarter of 2021 increased by 17% compared to the same period in 2020, due to higher overall operating costs for the reasons described above. Year-to-date combined mine, mill and G&A unit operating costs were 15% higher than the prior year due to the same factors as the third quarter variances.

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual
						2021
Manitoba contained metal in concentrate produced[1]
Copper	tonnes	5,173	4,592	16,315	16,459	20,000 - 24,000
Gold[2]	oz	36,341	25,944	96,831	83,540	150,000 - 165,000
Silver[3]	oz	242,131	241,477	750,949	874,997	1,200,000 - 1,400,000
Zinc	tonnes	20,844	30,570	70,322	92,287	96,000 - 107,000
Metal in doré produced[1]
Gold[2]	oz	404	-	404	-
Silver[3]	oz	10	-	10	-

1 Metal reported in concentrate is prior to deductions associated with smelter terms.
2Gold production guidance of 150,000-165,000 oz for 2021 includes gold contained in concentrate produced and gold in doré.
3Silver production guidance of 1,200,000-1,400,000 oz for 2021 includes silver contained in concentrate produced and silver in doré.

Compared to the same period in 2020, copper and gold production in the third quarter of 2021 increased by 13% and 40%, respectively, while silver was relatively unchanged. These increases were primarily due to higher grades and higher overall throughput. Zinc production decreased 32% in the quarter with Lalor mining transitioning to the gold lenses and 777 contributing lower throughput and zinc grades.

Year-to-date production of copper, silver and zinc declined by 1%, 14% and 24%, respectively, compared to the same period in 2020 primarily due to COVID-19 and other production interruptions experienced in the second quarter of 2021 and lower mine grades for silver and zinc. Gold production increased by 16% during the same time frame versus the comparative period mainly due to higher gold grades at both mines offset by lower throughput and recoveries.

Full year production of all metals in concentrate and unit operating costs in Manitoba are on track to achieve the guidance ranges for 2021.

Zinc Plant

Zinc Production		Three months ended		Nine months ended		Guidance
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual
						2021
Zinc Concentrate Treated
Domestic	tonnes	44,275	54,993	146,140	179,694
Refined Metal Produced
Domestic	tonnes	19,858	26,818	68,785	82,819	96,000 - 103,000

Unit Operating Costs		Three months ended		Nine months ended		Guidance
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual
						2021
Zinc Plant [1,2]	C$/lb	0.55	0.48	0.53	0.47	0.50 - 0.55

1 Zinc unit operating costs include G&A costs.

2 Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Production of refined cast zinc in the third quarter of 2021 was 26% lower than the same period in 2020 due to lower zinc grades and lower zinc recoveries resulting in lower zinc concentrate availability from the mills. Operating costs per pound of zinc metal produced was higher by 15% over the same period primarily due to lower production. Year-to-date refined zinc metal production decreased by 17% compared to the same period of 2020 due to the same factors.

Due to the factors impacting zinc concentrate production noted above, and with the Lalor mine transitioning from zinc lenses to gold lenses as New Britannia ramps up, Hudbay expects full year production of cast zinc to fall below our 2021 guidance. As a result, zinc plant unit operating costs are expected to finish the year at the top end of the 2021 guidance range.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Nine months ended
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(1.64)	(3.41)	(1.90)	(1.75)
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.75	0.83	0.99	1.51

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.05	0.02	0.02	0.14
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.64	0.66	0.69	0.72

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2021 was negative $1.64. These costs were higher compared to the same period in 2020, as a result of higher mining and milling costs and lower by-product revenues offset by higher copper production. Cash cost per pound of copper produced, net of by-product credits, for the first nine months of 2021 were lower compared to the same period in 2020, primarily due to higher by-product credits partially offset by higher mining and milling costs.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2021 was $0.75. These costs were lower compared to the same period in 2020, primarily due to the reasons listed above and lower comparative sustaining capital expenditures. Sustaining cash cost per pound of copper produced, net of by-product credits, for the first nine months of 2021 were lower compared to the same period in 2020 for the same reasons as indicated above.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, in the third quarter of 2021 and year-to-date were generally in line with the same periods in the prior year despite zinc production being considerably lower in 2021. This resulted from significantly higher by-product credits and lower sustaining capital expenditures, offset by higher mining and milling costs.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Payable metal in concentrate and doré
Copper	tonnes	5,071	4,249	16,394	16,002
Gold	oz	30,941	26,852	85,928	80,081
Silver	oz	244,338	271,900	678,929	785,497
Refined zinc	tonnes	21,619	26,520	75,323	80,916

Quantities of payable copper and gold sold for the three and nine months ended September 30, 2021 were higher than each of the comparable periods in 2020 due to the same reasons as contained metal production. Refined zinc sales and payable silver sales were lower than each of the comparable periods in 2020 primarily due to lower head grades.

FINANCIAL REVIEW

Financial Results

In the third quarter of 2021, we recorded a net loss of $170.4 million compared to a net loss of $24.0 million for the same period in 2020, representing a decrease in profit of $146.4 million. Year-to-date in 2021, we recorded a net loss of $233.9 million compared to a net loss of $152.0 million for the same period in 2020, representing a decrease in profit of $81.9 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended September 30, 2021	Nine months ended September 30, 2021
Increase (decrease) in components of profit or loss:
Revenues	42.9	306.7
Cost of sales
Mine operating costs	(30.2)	(110.0)
Depreciation and amortization	10.0	(4.7)
Impairment - environmental obligation	(147.3)	(147.3)
Selling and administrative expenses	1.6	(2.6)
Exploration and evaluation expenses	(4.2)	(15.8)
Other expenses	(11.2)	(2.2)
Net finance expense	14.6	(46.7)
Tax	(22.6)	(59.3)

Increase in loss for the period	(146.4)	(81.9)

Revenue

Revenue for the third quarter of 2021 was $359.0 million, $42.9 million higher than the same period in 2020, mainly due to higher realized base metal prices as well as higher sales volumes of gold. Offsetting this increase were lower precious metal prices and lower base metal volumes due to lower Manitoba zinc grades and lower Constancia copper grades.

Revenue for the first nine months of 2021 was $1,076.8 million, $306.7 million higher than the same period in 2020, mainly due to higher realized base metal prices as well as higher sales volumes of copper and gold and strong revenues from molybdenum as a result of higher realized prices. Offsetting these increases were lower realized gold prices and lower sales volumes of zinc due to lower Manitoba throughput and recoveries from lower Manitoba zinc grades. The significantly increased sales volumes of gold is largely the result of the commencement and subsequent ramp-up of the high-grade Pampacancha deposit starting in the second quarter of 2021 as well as comparatively lower production in the prior year period due to the temporary suspension of Constancia operations following a government declared state of emergency.

The following table provides further details on these variances:

(in $ millions)	Three months ended September 30, 2021	Nine months ended September 30, 2021

Metals prices[1]
Higher copper prices	60.4	211.5
Higher zinc prices	14.6	54.5
Lower gold prices	(14.0)	(10.1)
(Lower) higher silver prices	(3.6)	0.7
Sales volumes
(Lower) higher copper sales volumes	(31.1)	7.9
Lower zinc sales volumes	(12.1)	(12.9)
Higher gold sales volumes	32.2	42.1
Lower silver sales volumes	(0.1)	(0.8)
Other
Change in derivative mark-to-market on zinc	(1.7)	(1.3)
Molybdenum and other volume and pricing differences	7.3	19.8
Variable consideration adjustments	(9.5)	(5.1)
Effect of lower treatment and refining charges	0.5	0.4
Increase in revenue in 2021 compared to 2020	42.9	306.7

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Copper	201.6	169.5	625.5	396.9
Zinc	67.7	65.0	227.2	187.5
Gold	62.0	44.9	162.0	131.7
Silver	6.0	6.9	19.7	18.0
Molybdenum	12.8	5.3	26.9	16.8
Other metals	1.9	2.2	6.1	4.0
Revenue from contracts	352.0	293.8	1,067.4	754.9
Amortization of deferred revenue - gold	13.6	9.0	27.7	19.4
Amortization of deferred revenue - silver	9.9	11.7	26.6	27.7
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	9.5	1.6	6.7
Pricing and volume adjustments[1]	(2.0)	7.1	(4.8)	3.5
Treatment and refining charges	(14.5)	(15.0)	(41.7)	(42.1)
Revenue	359.0	316.1	1,076.8	770.1

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 15 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the three and nine months ended September 30, 2021 and 2020, respectively, are summarized below:

			Realized prices[1] for the		LME YTD 2021[2]	Realized prices[1] for the
			Three months ended			Nine months ended
		LME QTD 2021[2]	Sep. 30, 2021	Sep. 30, 2020		Sep. 30, 2021	Sep. 30, 2020
Prices
Copper	$/lb	4.25	4.26	2.96	4.17	4.14	2.71
Zinc[3]	$/lb	1.36	1.43	1.12	1.31	1.37	1.05
Gold[4]	$/oz		1,594	1,898		1,707	1,803
Silver[4]	$/oz		22.74	27.86		26.01	25.62

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for copper and zinc prices.

3 All sales for the three and nine months ended September 30, 2021 and 2020 were cast zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.

4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 29.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended September 30, 2021
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	201.6	67.7	62.0	6.0	12.8	1.9	352.0
Amortization of deferred revenue	-	-	13.6	9.9	-	-	23.5
Pricing and volume adjustments[2]	(3.1)	-	0.7	-	0.4	-	(2.0)
By-product credits [3]	198.5	67.7	76.3	15.9	13.2	1.9	373.5
Derivative mark-to-market [4]	-	0.3	-	-	-	-	0.3
Revenue, excluding mark-to-market on non-QP hedges	198.5	68.0	76.3	15.9	13.2	1.9	373.8
Payable metal in concentrate sold [5]	21,136	21,619	47,843	701,601	304	-	-
Realized price [6]	9,389	3,145	1,594	22.74	-	-	-
Realized price [7]	4.26	1.43	-	-	-	-	-
Nine months ended September 30, 2021
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	625.5	227.2	162.0	19.7	26.9	6.1	1,067.4
Amortization of deferred revenue	-	-	27.7	26.6	-	-	54.3
Pricing and volume adjustments[2]	(12.7)	0.6	0.5	0.3	6.5	-	(4.8)
By-product credits [3]	612.8	227.8	190.2	46.6	33.4	6.1	1,116.9
Derivative mark-to-market[4]	-	0.4	-	-	-	-	0.4
Revenue, excluding mark-to-market on non-QP hedges	612.8	228.2	190.2	46.6	33.4	6.1	1,117.3
Payable metal in concentrate sold [5]	67,241	75,323	111,431	1,788,868	853	-	-
Realized price [6]	9,115	3,029	1,707	26.01	-	-	-
Realized price [7]	4.14	1.37	-	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

3 By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and zinc produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

4 Derivative mark-to-market excludes mark-to-market on QP hedges.

5 Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.

6 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.

7 Realized price for copper and zinc in $/lb.

Three months ended September 30, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	169.5	65.0	44.9	6.9	5.3	2.2	293.8
Amortization of deferred revenue	-	-	9.0	11.7	-	-	20.7
Pricing and volume adjustments[2]	(0.3)	1.9	4.2	1.0	0.3	-	7.1
By-product credits [3]	169.2	66.9	58.1	19.6	5.6	2.2	321.6
Derivative mark-to-market [4]	-	(1.4)	-	-	-	-	(1.4)
Revenue, excluding mark-to-market on non-QP hedges	169.2	65.5	58.1	19.6	5.6	2.2	320.2
Payable metal in concentrate sold [5]	25,903	26,520	30,605	705,495	313	-	-
Realized price [6]	6,533	2,472	1,898	27.86	-	-	-
Realized price [7]	2.96	1.12	-	-	-	-	-
Nine months ended September 30, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	396.9	187.5	131.7	18.0	16.8	4.0	754.9
Amortization of deferred revenue	-	-	19.4	27.7	-	-	47.1
Pricing and volume adjustments[2]	(3.5)	-	7.1	1.0	(1.1)	-	3.5
By-product credits [3]	393.4	187.5	158.2	46.7	15.7	4.0	805.5
Derivative mark-to-market[4]	-	(0.9)	-	-	-	-	(0.9)
Revenue, excluding mark-to-market on non-QP hedges	393.4	186.6	158.2	46.7	15.7	4.0	804.6
Payable metal in concentrate sold [5]	65,926	80,916	87,770	1,823,202	864	-	-
Realized price [6]	5,967	2,306	1,803	25.62	-	-	-
Realized price [7]	2.71	1.05	-	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

3 By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and zinc produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

4 Derivative mark-to-market excludes mark-to-market on QP hedges.

5 Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.

6 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.

7 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Nine months ended
		Sep. 30, 2021		Sep. 30, 2021
		Manitoba	Peru [4]	Manitoba	Peru [4]
Gold	oz	5,880	8,159	14,151	12,156
Silver	oz	98,442	484,279	256,585	1,125,533
Gold deferred revenue drawdown rate[1,2]	$/oz	1,253	762	1,264	806
Gold cash rate[3]	$/oz	427	412	426	409
Total gold stream realized price	$/oz	1,680	1,174	1,690	1,215
Silver deferred revenue drawdown rate[1,2]	$/oz	24.15	15.64	24.37	18.05
Silver cash rate[3]	$/oz	6.30	6.08	6.28	6.04
Total silver stream realized price	$/oz	30.45	21.72	30.65	24.09

		Three months ended		Nine months ended
		Sep. 30, 2020		Sep. 30, 2020
		Manitoba	Peru	Manitoba	Peru
Gold	oz	5,845	2,107	13,067	4,451
Silver	oz	121,042	415,069	262,484	1,018,687
Gold deferred revenue drawdown rate[1,2]	$/oz	1,185	976	1,155	976
Gold cash rate [3]	$/oz	423	408	421	405
Total gold stream realized price	$/oz	1,608	1,384	1,576	1,381
Silver deferred revenue drawdown rate[1,2]	$/oz	22.81	21.52	22.07	21.52
Silver cash rate [3]	$/oz	6.24	6.02	6.21	5.98
Total silver stream realized price	$/oz	29.05	27.54	28.28	27.50

1Subsequent to the variable consideration adjustment recorded on January 1, 2021, the deferred revenue amortization is recorded in Manitoba at C$1,578/oz gold and C$30.38/oz silver (for the three and nine months ended September 30, 2020- C$1,589/oz gold and C$30.63/oz silver) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

2 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

3 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective July 1, 2019. Subsequently every year, on July 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

4 Effective May 1, 2021, the drawdown rate for the Peru stream agreement for gold was $762/oz and prior to May 1, 2021 the drawdown rate for Peru gold was $990/oz. Effective May 1, 2021 the drawdown rate for the Peru stream agreement for silver was $15.64/oz and prior to May 1, 2021 the drawdown rate for Peru gold was $21.86/oz.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Peru
Mining	22,772	18,220	70,444	45,757
Milling	44,750	42,836	128,356	94,877
Changes in product inventory	(3,126)	4,824	(9,236)	2,666
Depreciation and amortization - DRO assets	1,106	1,329	3,418	3,270
Depreciation and amortization - Other PP&E1	46,079	51,692	136,912	130,144
G&A	13,979	12,627	45,380	28,852
Overhead costs related to suspension of activities (cash)	-	-	-	15,810
Inventory adjustments	-	-	(1,446)	2,221
Freight, royalties and other charges	10,462	11,865	32,448	28,527
Total Peru cost of sales	136,022	143,393	406,276	352,124
Manitoba
Mining	54,634	42,224	163,769	131,711
Milling	14,484	11,901	40,801	34,910
Zinc plant	15,868	17,504	53,383	53,063
Changes in product inventory	8,798	(2,595)	7,303	25
Depreciation and amortization - DRO assets	2,252	12,810	16,150	32,529
Depreciation and amortization - Other PP&E1	36,573	30,167	111,517	97,301
G&A	8,794	12,231	39,719	37,439
Inventory adjustments	5,445	-	5,445	-
Past service pension cost	4,229	-	4,229	-
Freight, royalties and other charges	9,975	9,195	31,656	26,393
Total Manitoba cost of sales	161,052	133,437	473,972	413,371
Cost of sales	297,074	276,830	880,248	765,495

1 Includes depreciation and amortization from property, plant, and equipment, excluding decommissioning and restoration assets.

Total cost of sales for the third quarter of 2021 was $297.1 million, reflecting an increase of $20.2 million from the third quarter of 2020. Peru cost of sales decreased by $7.4 million in the third quarter of 2021, compared to the same period of 2020. This decrease is mainly related to lower depreciation and lower relative changes in product inventory caused by an increase in ore stockpiles, partially offset by higher overall mining, milling, general and administrative costs. Manitoba cost of sales increased by $27.6 million in the third quarter of 2021, compared to the same period of 2020, mainly due to higher overall mining and milling costs, a drawdown of finished goods inventory and a $9.6 million charge related to past service pension costs and inventory adjustments for certain materials and supplies inventories in Flin Flon. This increase was partially offset by lower depreciation.

Total cost of sales year-to-date in 2021 was $880.2 million, reflecting an increase of $114.8 million from the same period in 2020. In Peru, costs increased in the first nine months of 2021 by $54.2 million, largely due to higher overall mining, milling, general and administrative costs, higher depreciation and freight costs, partially offset by a lower relative changes in product inventory caused by an increase in ore stockpiles and a $31.9 million fixed overhead charge (cash: $15.8 million, non-cash: $16.1 million included in depreciation) being recorded in the comparative 2020 period with no corresponding charges recorded in 2021. In Manitoba, cost of sales increased by $60.6 million compared to the first nine months of 2020 largely due to the same factors as the third quarter variance as well as higher administrative costs, including COVID-related costs and higher freight costs.

For details on unit operating costs refer to the respective tables in the "Operations Review" section of this MD&A.

For the third quarter of 2021, other significant variances in expenses from operations, compared to the same period in 2020, include the following:

- Exploration and evaluation expenses increased by $4.2 million, as the Copper World drilling program and related metallurgical studies continued during the third quarter of 2021.

- Other net operating expenses increased by $11.2 million, mostly related to the loss on disposal of $5.2 million of plant and equipment at New Britannia, $3.9 million in higher drilling and project engineering costs related to Copper World and a $3.6 million restructuring charge in Manitoba for severance related to the closure of the Flin Flon operations.

For year-to-date 2021, other significant variances in expenses from operations, compared to the same period in 2020, include the following:

- Exploration and evaluation expenses increased by $15.8 million compared to 2020 for the same reason as noted above.

- Other operating expenses increased by $2.1 million, for the same reasons as above offset by a relative gain on the revaluation of the DRO liability on non-producing properties in Manitoba.

Net finance expense

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020

Finance costs - accrued or payable:
Interest expense on long-term debt	19,300	21,738	57,837	61,102
Withholding taxes	1,914	2,142	5,881	6,172
Tender premium on 7.625% senior unsecured notes	-	7,252	22,878	7,252
Other accrued/payable costs (income)[1]	2,009	1,541	5,545	4,789
Total finance costs - accrued or payable	23,223	32,673	92,141	79,315

Finance costs - non-cash:
Accretion on streaming agreements[2]	8,295	10,785	34,359	42,816
Change in fair value of financial assets and liabilities at fair value through profit or loss	162	(2,750)	47,735	8,150
Write off unamortized transaction costs	-	3,817	2,480	3,817
Other non-cash costs[3]	(1,470)	247	5,657	1,536
Total finance costs - non-cash	6,987	12,099	90,231	56,319
Net finance expense	30,210	44,772	182,372	135,634

1 Includes interest income and other finance expense.

2 Includes variable consideration adjustment (prior periods).

3 Includes accretion on community agreements, unwinding of discount on provisions, and net foreign exchange losses (gains).

During the quarter ended September 30, 2021, net finance expense decreased by $14.6 million compared to the same period in 2020 due to a $9.5 million decrease in accrued finance costs and a $5.1 million decrease in non-cash finance costs.

These decreases were primarily driven by a $2.4 million reduction in interest expense on long-term debt as a result of refinancing of our senior notes at lower interest rates during the third quarter of 2020 and first quarter of 2021, a reduction of $7.3 million in early redemption premiums paid in 2020, a $3.8 million write-down of unamortized transaction costs in 2020, a $2.5 million reduction of the accretion on streaming agreements arising from a lower interest rate on the amended Peru streaming agreement, an $8.9 million decrease in non-cash losses on the revaluation of the gold prepayment liability and lower non-cash foreign exchange revaluation gains of $1.9 million. Offsetting these reductions in net finance expense were lower revaluation gains of $2.6 million on our investments consisting of securities in Canadian metals and mining companies and a $9.1 million reduction in revaluation gains on an embedded derivative associated with our senior notes.

During the nine months ended September 30, 2021, net finance expense increased by $46.7 million compared to the same period in 2020 due to a $33.9 million increase in non-cash finance costs as well as a $12.8 million increase in accrued finance costs.

These increases were primarily related to the refinancing of our 2025 senior notes in the first quarter of 2021. The early redemption of these notes resulted in a $49.8 million write off of the non-cash embedded derivative related to the exercise of the prepayment option. Also, in connection with the refinancing, we expensed an additional $15.6 million in call premiums, compared to the same period in 2020. We also incurred an increase of $7.8 million in revaluation losses on our investments consisting of securities in Canadian metals and mining companies. Offsetting these increases in net finance expense was a $23.0 million increase in non-cash gains on the revaluation of the gold prepayment liability and an $8.5 million decrease in accretion on streaming arrangements for the same reasons as described above.

Tax Expense

For the three and nine months ended September 30, 2021, tax expense increased by $22.6 million and $59.3 million respectively, compared to the same period in 2020. The following table provides further details:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Deferred tax expense (recovery) - income tax [1]	10,864	(669)	(8,835)	(28,194)
Deferred tax (recovery) expense - mining tax [1]	(2,840)	(2,245)	9,023	(3,075)
Total deferred tax expense (recovery)	8,024	(2,914)	188	(31,269)
Current tax expense - income tax	11,182	9	14,064	360
Current tax expense - mining tax	3,375	2,916	17,051	2,899
Total current tax expense	14,557	2,925	31,115	3,259
Tax expense (recovery)	22,581	11	31,303	(28,010)

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 26.4% to our loss before taxes of $202.6 million for the year-to-date period in 2021 would have resulted in a tax recovery of approximately $53.5 million; however, we recorded an income tax expense of $5.2 million. The significant items causing our effective income tax rate to be different than the 26.4% estimated Canadian statutory income tax rate include:

- Certain deductible temporary differences mostly with respect to Peru, and mostly relating to the decommissioning and restoration liabilities, were recognized as we have determined that it is probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peruvian operations. This has resulted in a deferred tax recovery of $5.9 million.

- Certain deductible temporary differences with respect to Manitoba, and mostly relating to the decommissioning and restoration liabilities, were not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations. Adjusted for the average annual effective tax rate methodology, this resulted in deferred tax expense of $48.0 million.

- Certain foreign exchange gains and other items are not taxable for local income tax purposes and therefore result in a deferred tax expense of $1.6 million.

- Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.4%, resulting in a deferred tax expense of $14.3 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our loss before taxes of $202.6 million for the year-to-date period in 2021 would have resulted in a tax recovery of approximately $20.3 million; however, we recorded a mining tax expense of $26.1 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable profit if mining profit is C$50 million or less;

- 15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and

- 17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2021, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes

Following our recent bond refinancings, we now have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Extension and Amendment of Senior Secured Revolving Credit Facilities

On October 26, 2021, we entered into amendments to our Credit Facilities to increase the total amount of the facilities to $450 million ($150 million for the Peru facility and $300 million for the Canadian facility), eliminate certain financial covenants, and amend others to increase our financial flexibility and reduce interest spreads across the entire net debt to earnings before interest, tax, depreciation and amortization ("EBITDA") grid. In addition, the maturity date of the facilities was extended to October 26, 2025. The remaining financial covenants have been amended and include maintaining a net debt to EBITDA ratio of less than 4.00:1, a senior secured debt to EBITDA of less than 3.00:1 and an interest coverage ratio of greater than 3.00:1. The two facilities have substantially similar terms and conditions and continue to be secured by all our assets except for those assets related to the Arizona business unit.

As at September 30, 2021, our liquidity includes $297.5 million in cash and cash equivalents as well as undrawn availability of $297.3 million under our Credit Facilities (which excludes the $50 million increase in availability resulting from the recent amendment to our Credit Facilities). As at September 30, 2021, we were in compliance with our covenants under the Credit Facilities and had drawn $102.7 million in letters of credit under the Credit Facilities. Due to the updated Flin Flon closure plan finalized in the third quarter of 2021, we expect the letters of credit issued under the Credit Facilities to increase in the near future to support the higher estimated closure costs.

As at September 30, 2021, the Arizona business unit had $8.6 million in surety bonds issued to support future reclamation and closure obligations. The Peru business unit also had $87.1 million in letters of credit issued with various Peruvian financial institutions. No cash collateral is required to be posted under these letters of credit or surety bonds.

Financial Condition

Financial Condition as at September 30, 2021 compared to December 31, 2020

Cash and cash equivalents decreased by $141.7 million during the first nine months of the year to $297.5 million as at September 30, 2021. This decrease was mainly the result of $272.6 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $84.4 million, other financing and leasing payments of $41.2 million and $28.4 million, respectively, as well as paid dividends of $4.1 million. Offsetting these cash outflows was cash flow from operating activities of $288.0 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $147.0 million to $159.9 million from December 31, 2020 to September 30, 2021, primarily due to the cash and cash equivalent decrease of $141.7 million, an increase of $50.7 million in other financial liabilities due to a partial reclassification of the gold prepayment liability to current and a decrease in trade and other receivables of $15.6 million, mainly related to timing of sales receivables. Offsetting these items was a decrease in trade and other payables of $55.9 million arising mainly from timing of interest payments on our senior notes, a decrease of $24.9 million in our current portion of deferred revenue related to our stream agreements and an increase in other financial assets of $16.3 million related to the revaluation of our copper and zinc derivatives.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2021 and September 30, 2020:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Operating cash flow before changes in non-cash working capital	103,509	84,383	326,945	155,792
Change in non-cash working capital	36,289	(6,448)	(38,978)	(37,402)
Cash generated from operating activities	139,798	77,935	287,967	118,390
Cash used in investing activities	(88,893)	(144,164)	(270,654)	(241,520)
Cash (used in) generated by financing activities	(47,769)	124,845	(157,386)	175,285
Effect of movement in exchange rates on cash and cash equivalents	28	(738)	(1,611)	713
Increase (decrease) in cash and cash equivalents	3,164	57,878	(141,684)	52,868

Cash Flow from Operating Activities

Cash generated from operating activities was $139.8 million during the third quarter of 2021, an increase of $61.9 million compared with the same period in 2020. Operating cash flow before change in non-cash working capital was $103.5 million during the third quarter of 2021, reflecting an increase of $19.1 million compared to the third quarter of 2020. The increase in operating cash flow is primarily the result of higher realized base metal prices, and higher gold sales volumes. This was partially offset by lower sales volumes of base metals compared to the third quarter of 2020.

Year-to-date cash generated from operating activities was $288.0 million, representing an increase of $169.6 million compared to the same period in 2020. Operating cash flow before change in non-cash working capital was $326.9 million during the first nine months of 2021, compared to $155.8 million in the same period in 2020. The year-to-date increase in operating cash flow is due to the same factors described above for the quarter-over-quarter variance as well as the Constancia shut-down that occurred in the comparative 2020 period.

Cash Flow from Investing and Financing Activities

During the third quarter of 2021, we spent $136.7 million in investing and financing activities, primarily driven by $89.1 million in capital expenditures, $33.6 million in interest payments, $9.6 million in capitalized lease payments and $4.6 million in other financing and dividend payments.

Year-to-date, we spent $428.0 million in investing and financing activities, driven by $272.6 million in capital expenditures, $84.4 million in interest payments, $41.2 million in other financing payments, $28.4 million in capitalized lease payments and $4.1 million in dividends paid.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Nine months ended		Guidance
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020	Annual
(in $ millions)					2021
Manitoba sustaining capital expenditures	23.5	23.3	77.9	74.3	90.0
Peru sustaining capital expenditures [1]	38.9	35.0	83.9	54.2	135.0
Total sustaining capital expenditures	62.4	58.3	161.8	128.5	225.0
Arizona capitalized costs	6.1	2.0	12.6	9.7	20.0
Peru growth capitalized expenditures [2]	2.0	25.7	23.1	95.9	25.0
Manitoba growth capitalized expenditures [3]	21.0	15.7	97.2	30.4	105.0
Other capitalized costs [4]	7.2	(6.5)	(31.9)	53.3
Capitalized exploration	1.4	1.0	3.4	3.3	15.0
Total other capitalized costs	37.7	37.9	104.4	192.6
Total capital additions	100.1	96.2	266.2	321.1

Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(4.5)	7.7	48.9	(50.8)
Right-of-use asset additions	(9.8)	(10.2)	(32.5)	(17.4)
Change in community agreement accruals	(1.5)	55.3	(0.2)	(7.1)
Change in capital accruals and other	4.8	(4.5)	(9.8)	(2.5)
Total cash capital additions	89.1	144.5	272.6	243.3

1 Peru sustaining capital expenditures includes capitalized stripping costs.

2 Hudbay's revised growth capital guidance for Peru of $25.0 million includes the cost of individual land user agreements.

3 Hudbay's revised growth capital guidance for Manitoba of $105.0 million was revised in August 2021.

4 Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in Manitoba for the three and nine months ended September 30, 2021 were $23.5 million and $77.9 million, respectively, representing increases of $0.2 million and $3.6 million compared to the same periods in 2020. The increases are due to increased expenditures at the Anderson tailings facility in 2021, partially offset by a suspension of capital additions at 777, effective July 2021.

Sustaining capital expenditures in Peru for the three and nine months ended September 30, 2021 were $38.9 million and $83.9 million, respectively, representing increases of $3.9 million and $29.7 million compared to the same period in 2020. The increases were mainly due to curtailed spending in the comparative 2020 periods arising from an eight-week suspension of Constancia operations. During the third quarter of 2021, sustaining capital expenditures mainly related to a tailings management facility expansion, construction of a tailings discharge line and higher capitalized stripping from mining operations at Pampacancha.

Manitoba's year-to-date growth capital of $97.2 million relates primarily to capital spending to complete the New Britannia refurbishment project. The project was completed in October, following the completion of construction and full commissioning of the new copper flotation facility. Ramp-up activities at the copper circuit are currently underway.

Peru's year-to-date growth capital of $23.1 million, incurred mainly in the first quarter, includes costs associated with the remaining land user agreements as well as civil works related to the development of Pampacancha before reaching commercial production in April. Subsequent capital spending in the third quarter is related to the Pampacancha land access agreements.

We expect consolidated sustaining capital expenditures in 2021 to be in line with our full year guidance and we expect our growth capital expenditures in 2021 to be in line with our revised full year guidance.

Other capitalized costs for the three and nine months ended September 30, 2021 were $7.2 million and negative $31.9 million, respectively. These relate primarily to the remeasurement of previously recognized decommissioning and restoration liabilities at our Peru and Manitoba operations as a result of changing discount rates.

Capital Commitments

As at September 30, 2021, we had outstanding capital commitments in Canada of approximately $50.5 million of which $41.0 million can be terminated, approximately $41.6 million in Peru primarily related to exploration option agreements, all of which can be terminated, and approximately $181.0 million in Arizona, primarily related to our Rosemont project, of which approximately $88.9 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at September 30, 2021:

		Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)	Total
Long-term debt obligations[1]	1,601.5	68.1	127.5	714.0	691.9
Gold prepayment obligation[2]	133.0	51.2	81.8	-	-
Lease obligations	123.1	74.4	24.4	9.4	14.9
Purchase obligation - capital commitments	273.1	67.0	22.1	36.1	147.9
Purchase obligation - other commitments[3]	864.3	338.4	261.3	131.8	132.8
Pension and other employee future benefits obligations[2]	166.3	14.0	24.5	7.7	120.1
Community agreement obligations[4]	52.2	9.7	9.7	4.9	27.9
Decommissioning and restoration obligations[5]	437.4	18.3	11.8	7.5	399.8
Total	3,650.9	641.1	563.1	911.4	1,535.3

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments.

2 Discounted.

3 Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

4 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

5 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreements for the 777 mine and Constancia mines;

- A net smelter returns royalty agreement related to the 777 mine; and,

- Government royalty payments related to the Constancia mine.

Outstanding Share Data

As of November 2, 2021, there were 261,525,311 common shares of Hudbay issued and outstanding. In addition, there were 1,749,493 stock options outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	359.0	404.2	313.6	322.3	316.1	208.9	245.1	324.5
Gross (loss) profit	(85.4)	82.2	52.5	34.4	39.3	(12.7)	(22.0)	25.6
(Loss) profit before tax	(147.8)	14.8	(69.6)	0.9	(23.9)	(74.6)	(81.5)	(42.4)
(Loss) profit	(170.4)	(3.4)	(60.1)	7.4	(24.0)	(51.9)	(76.1)	(1.5)
Adjusted net earnings (loss)[1]	38.2	5.4	(16.1)	(16.4)	(25.4)	(39.7)	(39.3)	(24.6)
(Loss) earnings per share:
Basic and diluted	(0.65)	(0.01)	(0.23)	0.03	(0.09)	(0.20)	(0.29)	(0.01)
Adjusted net earnings (loss)[1] per share	0.15	0.02	(0.06)	(0.06)	(0.10)	(0.15)	(0.15)	(0.09)
Operating cash flow[2]	103.5	132.8	90.7	86.1	84.4	29.5	42.0	69.1
Adjusted EBITDA[1]	119.3	143.2	104.2	106.9	96.1	49.1	55.0	82.2

1 Adjusted net (loss) earnings, adjusted net (loss) earnings per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 Operating cash flow before changes in non-cash working capital.

Commodity prices have steadily increased since the second quarter of 2020 to what is currently their highest levels in many years. Other than one-time charges, our revenues, gross profit and operating cash flow have steadily improved with the rise in commodity prices.

During the third quarter of 2021, we continued to realize higher base metal prices resulting in elevated revenues and operating cash flow. Mining at Pampacancha has continued to ramp-up, contributing significantly to gold production during the quarter. As a result of the planned closure of Flin Flon operations in mid-2022 and an updated Flin Flon closure plan, non-cash charges totaling $156.3 million were incurred, which negatively impacted gross profit for the quarter. In Peru, ongoing COVID-19 costs, along with lower copper grades, have put pressure on operating costs.

Financial results in the second quarter of 2021 benefited from initial production at the Pampacancha pit but were negatively impacted by higher operating costs in Peru and lower Manitoba metal production caused by COVID-19 related impacts as well as lower copper and zinc grades and lower precious metal recoveries.

The first quarter of 2021 saw lower revenues compared to the fourth quarter of 2020 due to a delayed Peru shipment for which revenue could not be recognized, and lower sales volumes from Manitoba related to a buildup of finished goods inventory during the quarter as a result of a lack of rail car availability. First quarter results were negatively impacted by $75.2 million of various finance expenses related to the refinancing of our senior notes.

We experienced production disruptions during the first half of 2020 due to an eight-week suspension of Constancia operations in Peru from a government declared state of emergency and at the 777 mine during the fourth quarter of 2020 due to a six-week interruption to perform repairs following a skip hoist incident. However, the deferral of production and sales that arose from these disruptions allowed us to benefit from increasing commodity prices. The reduced copper production from Constancia and 777 in 2020 was partially offset by increased production from Lalor. Earnings in the fourth quarter of 2020 were negatively impacted by the 777 production interruption which resulted in $11.7 million in certain overhead costs being expensed. Earnings in the first and second quarter of 2020 were impacted by the temporary suspension of operations at Constancia, which resulted in $31.9 million in certain overhead costs being expensed. For information on previous trends and quarterly reviews, refer to our MD&A for the year ended December 31, 2020, dated February 18, 2021.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per pound of zinc produced and combined unit cost and zinc plant unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the Company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost and zinc plant unit cost is shown because we believe they help investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

In addition, during the third quarter of 2021, there were non-recurring adjustments for Manitoba operations, including severance, past service pension costs, write-downs of certain machinery and equipment, and inventory supplies write-downs as well as a non-cash impairment charges related to an updated Flin Flon closure plan, none of which management believes are indicative of the ongoing operating performance and have therefore been excluded from the calculations of adjusted net earnings (loss) and adjusted EBITDA.

In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of our Constancia mining operations. Similarly, in the fourth quarter of 2020, a shaft incident led to a production interruption at 777 in Manitoba. Fixed overhead production costs incurred during these temporary production disruptions were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted net earnings (loss) for the three and nine months ended September 30, 2021 and 2020.

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Loss for the period	(170.4)	(24.0)	(233.9)	(152.0)
Tax expense (recovery)	22.6	0.1	31.3	(28.0)
Loss before tax	(147.8)	(23.9)	(202.6)	(180.0)
Adjusting items:
Mark-to-market adjustments[1]	1.7	1.9	53.4	13.7
Peru inventory (reversal)/write-down	-	-	(1.4)	2.2
Peru cost of sales direct charge from temporary shutdown	-	-	-	31.9
Variable consideration adjustment - stream revenue and accretion	-	(14.1)	(1.0)	(10.4)
Foreign exchange (gain) loss	(3.1)	(1.2)	0.4	(4.2)
Write-down of unamortized transaction costs	-	3.8	2.5	3.8
Premium paid on redemption of notes	-	7.3	22.9	7.3
Impairment - environmental obligation	147.3	-	147.3	-
Restructuring charges - Manitoba[2]	9.0	-	9.0	-
Past service pension cost	4.2	-	4.2	-
Loss on disposal of plant and equipment - Manitoba	5.4	-	5.4	-
Adjusted earnings (loss) before income taxes	16.7	(26.2)	40.1	(135.7)
Tax (expense) recovery	(22.6)	(0.1)	(31.3)	28.0
Tax impact of adjusting items	34.6	0.1	13.4	(14.2)
Non-cash deferred tax adjustments	9.5	0.8	5.4	17.9
Adjusted net earnings (loss)	38.2	(25.4)	27.6	(104.0)
Adjusted net earnings (loss) ($/share)	0.15	(0.10)	0.11	(0.40)
Basic weighted average number of common shares outstanding (millions)	261.5	261.3	261.4	261.3

1 Includes changes in fair value of the embedded derivative on our Redeemed Notes, gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Includes severance accrued for unionized employees and write down of materials and supply inventories at the Flin Flon operations.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had an adjusted net earnings in the third quarter 2021 of $38.2 million or $0.15 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Loss for the period	(170.4)	(24.0)	(233.9)	(152.0)

Add back: Tax expense (recovery)	22.6	0.1	31.3	(28.0)
Add back: Net finance expense	30.2	44.8	182.4	135.6
Add back: Other expenses	16.0	4.8	13.7	11.6
Add back: Depreciation and amortization[1]	86.0	96.0	268.0	263.2
Less: Amortization of deferred revenue and variable consideration adjustment	(23.5)	(30.2)	(55.9)	(53.8)
	(39.1)	91.5	205.6	176.6
Adjusting items (pre-tax):
Peru inventory (reversal) / write-down	-	-	(1.4)	2.2
Impairment - environmental obligation	147.3	-	147.3	-
Restructuring charges - Manitoba[2]	5.4	-	5.4	-
Past service pension cost	4.2	-	4.2	-
Cash portion of Peru cost of sales direct charge from temporary shutdown	-	-	-	15.8
Share-based compensation expenses[3]	1.5	4.6	5.5	5.5
Adjusted EBITDA	119.3	96.1	366.6	200.1

1 Includes the non-cash portion of the Peru cost of sales direct charge from the temporary shutdown of nil and $16.1 million, respectively, for the three and nine months ended September 30, 2020.

2 Represents the write-down of materials and supply inventories at the Flin Flon operations.

3 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at September 30, 2021 and December 31, 2020:

(in $ thousands)	Sep. 30, 2021	Dec. 31, 2020
Total long-term debt	1,182,612	1,135,675
Cash and cash equivalents	(297,451)	(439,135)
Net debt	885,161	696,540

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing assets. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2021 and 2020. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Nine months ended
Net pounds of copper produced
(in thousands)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Peru	39,842	45,862	121,159	113,750
Manitoba	11,404	10,124	35,968	36,286
Net pounds of copper produced	51,246	55,986	157,127	150,036

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	206,615	4.04	188,699	3.37	635,383	4.05	513,225	3.42
By-product credits	(175,057)	(3.42)	(152,403)	(2.72)	(504,039)	(3.21)	(412,235)	(2.75)
Cash cost, net of by-product credits	31,558	0.62	36,296	0.65	131,344	0.84	100,990	0.67

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	67,695	1.32	66,918	1.20	227,716	1.45	187,512	1.25
Gold [3]	76,241	1.49	58,093	1.04	190,253	1.21	158,235	1.05
Silver [3]	15,957	0.31	19,656	0.35	46,535	0.30	46,718	0.31
Molybdenum & other	15,164	0.30	7,736	0.14	39,535	0.25	19,770	0.13
Total by-product credits	175,057	3.42	152,403	2.72	504,039	3.21	412,235	2.75
Less: variable consideration [3]	0	0.00	-	-	0	0.00	0	0.00
Reconciliation to IFRS:
Cash cost, net of by-product credits	31,558		36,296		131,344		100,990
By-product credits	175,057		152,403		504,039		412,235
Treatment and refining charges	(14,531)		(15,006)		(41,710)		(42,165)
Inventory adjustments	5,445		-		3,999		2,221
Share-based compensation expense	145		411		603		480
Past service pension cost	4,229		-		4,229		-
Change in product inventory	5,672		2,229		(1,933)		2,691
Royalties	3,489		4,499		11,680		9,989
Overhead costs related to suspension of activities (cash) - Peru	-		-		-		15,810
Depreciation and amortization[4]	86,010		95,998		267,997		263,244
Cost of sales[5]	297,074		276,830		880,248		765,495

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 27 for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three and nine months ended September 30, 2021 the variable consideration adjustments amounted to income of nil and $1,617, respectively. For the three and nine months ended September 30, 2020 - income of $9,482 and $6,668, respectively.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Peru	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Net pounds of copper produced[1]	39,842	45,862	121,159	113,750

1 Contained copper in concentrate.

Peru	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	22,772	0.57	18,220	0.40	70,444	0.58	45,757	0.40
Milling	44,750	1.12	42,836	0.93	128,356	1.06	94,877	0.83
G&A	13,948	0.35	12,538	0.27	45,278	0.37	28,778	0.25
Onsite costs	81,470	2.04	73,594	1.60	244,078	2.01	169,412	1.49
Treatment & refining	7,292	0.18	10,694	0.23	23,730	0.20	26,573	0.23
Freight & other	9,464	0.24	10,201	0.22	29,707	0.25	24,805	0.22
Cash cost, before by-product credits	98,226	2.46	94,489	2.06	297,515	2.46	220,790	1.94
By-product credits	(47,984)	(1.20)	(23,675)	(0.52)	(97,984)	(0.81)	(56,265)	(0.49)
Cash cost, net of by-product credits	50,242	1.26	70,814	1.54	199,531	1.65	164,525	1.45

Peru	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	24,196	0.61	6,099	0.13	37,185	0.31	12,232	0.11
Silver[3]	10,557	0.26	12,006	0.26	27,360	0.23	28,286	0.25
Molybdenum	13,231	0.33	5,570	0.12	33,439	0.28	15,747	0.14
Total by-product credits	47,984	1.20	23,675	0.52	97,984	0.81	56,265	0.49
Reconciliation to IFRS:
Cash cost, net of by-product credits	50,242		70,814		199,531		164,525
By-product credits	47,984		23,675		97,984		56,265
Treatment and refining charges	(7,292)		(10,694)		(23,730)		(26,573)
Inventory adjustments	-		-		(1,446)		2,221
Share-based compensation expenses	31		89		102		74
Change in product inventory	(3,126)		4,824		(9,236)		2,666
Royalties	998		1,664		2,741		3,722
Overhead costs related to suspension of activities (cash)	-		-		-		15,810
Depreciation and amortization[4]	47,185		53,021		140,330		133,414
Cost of sales[5]	136,022		143,393		406,276		352,124

1 Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 27.
3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
4 Depreciation is based on concentrate sold.
5 As per IFRS financial statements.

Manitoba	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Net pounds of copper produced[1]	11,404	10,124	35,968	36,286

1 Contained copper in concentrate.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	54,634	4.79	42,224	4.17	163,769	4.55	131,711	3.63
Milling	14,484	1.27	11,901	1.18	40,801	1.13	34,910	0.96
Refining (zinc)	15,868	1.39	17,504	1.73	53,383	1.48	53,063	1.46
G&A	8,680	0.76	11,909	1.18	39,218	1.09	37,033	1.02
Onsite costs	93,666	8.21	83,538	8.25	297,171	8.26	256,717	7.07
Treatment & refining	7,239	0.63	4,312	0.43	17,980	0.50	15,592	0.43
Freight & other	7,484	0.66	6,360	0.63	22,717	0.63	20,126	0.55
Cash cost, before by-product credits	108,389	9.50	94,210	9.31	337,868	9.39	292,435	8.06
By-product credits	(127,073)	(11.14)	(128,728)	(12.72)	(406,055)	(11.29)	(355,970)	(9.81)
Cash cost, net of by-product credits	(18,684)	(1.64)	(34,518)	(3.41)	(68,187)	(1.90)	(63,535)	(1.75)

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	67,695	5.94	66,918	6.61	227,716	6.33	187,512	5.17
Gold[3]	52,045	4.56	51,994	5.14	153,068	4.26	146,003	4.02
Silver[3]	5,400	0.47	7,650	0.76	19,175	0.53	18,432	0.51
Other	1,933	0.17	2,166	0.21	6,096	0.17	4,023	0.11
Total by-product credits	127,073	11.14	128,728	12.72	406,055	11.29	355,970	9.81
Reconciliation to IFRS:
Cash cost, net of by-product credits	(18,684)		(34,518)		(68,187)		(63,535)
By-product credits	127,073		128,728		406,055		355,970
Treatment and refining charges	(7,239)		(4,312)		(17,980)		(15,592)
Inventory adjustments	5,445		-		5,445		-
Past service pension cost	4,229		-		4,229		-
Share-based compensation expenses	114		322		501		406
Change in product inventory	8,798		(2,595)		7,303		25
Royalties	2,491		2,835		8,939		6,267
Depreciation and amortization[4]	38,825		42,977		127,667		129,830
Cost of sales[5]	161,052		133,437		473,972		413,371

1 Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 27.
3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
4 Depreciation is based on concentrate sold.
5 As per IFRS financial statements.

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	31,558	0.62	36,296	0.65	131,344	0.84	100,990	0.67
Cash sustaining capital expenditures	65,694	1.28	72,461	1.29	190,649	1.21	176,658	1.18
Royalties	3,489	0.07	4,499	0.08	11,680	0.07	9,989	0.07
Sustaining cash cost, net of by-product credits	100,741	1.97	113,256	2.02	333,673	2.12	287,637	1.92
Corporate selling and administrative expenses & regional costs	10,177	0.20	11,705	0.21	31,934	0.20	29,301	0.19
Accretion and amortization of decommissioning and community agreements[1]	652	0.01	995	0.02	1,936	0.01	3,110	0.02
All-in sustaining cash cost, net of by-product credits	111,570	2.18	125,956	2.25	367,543	2.33	320,048	2.13
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	76,435		84,440		254,903		207,923
Capitalized stripping net additions	19,094		19,183		60,225		62,374
Decommissioning and restoration obligation net additions	4,563		(7,642)		(48,902)		50,807
Total accrued capital additions	100,092		95,981		266,226		321,104
Less other non-sustaining capital costs[2]	37,662		37,694		104,410		192,641
Total sustaining capital costs	62,430		58,287		161,816		128,463
Right of use leased assets	(9,549)		(10,200)		(19,971)		(17,420)
Capitalized lease cash payments - operating sites	8,453		8,517		25,972		24,633
Community agreement cash payments	82		1,106		425		2,591
Accretion and amortization of decommissioning and restoration obligations	4,278		14,751		22,407		38,391
Cash sustaining capital expenditures	65,694		72,461		190,649		176,658

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures and decommissioning and restoration obligation adjustments.

Peru	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	50,242	1.26	70,814	1.54	199,531	1.65	164,525	1.45
Cash sustaining capital expenditures	40,921	1.03	32,354	0.71	95,619	0.79	64,453	0.57
Royalties	998	0.03	1,664	0.04	2,741	0.02	3,722	0.03
Sustaining cash cost per pound of copper produced	92,161	2.31	104,832	2.29	297,891	2.46	232,700	2.05

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(18,684)	(1.64)	(34,518)	(3.41)	(68,187)	(1.90)	(63,535)	(1.75)
Cash sustaining capital expenditures	24,773	2.17	40,107	3.96	95,030	2.64	112,205	3.09
Royalties	2,491	0.22	2,835	0.28	8,939	0.25	6,267	0.17
Sustaining cash cost per pound of copper produced	8,580	0.75	8,424	0.83	35,782	0.99	54,937	1.51

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced ("zinc cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as the primary metal of production as it is the largest component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

- Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

- Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2021 and 2020. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Net pounds of zinc produced[1]	45,953	67,395	155,033	203,458

1 Contained zinc in concentrate.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits[1]	108,389	2.36	94,210	1.39	337,868	2.18	292,435	1.44
By-product credits	(106,066)	(2.31)	(92,630)	(1.37)	(335,170)	(2.16)	(264,397)	(1.30)
Zinc cash cost, net of by-product credits	2,323	0.05	1,580	0.02	2,698	0.02	28,038	0.14

1 For additional detail on cash cost, before by-product credits please see page 47 of this MD&A.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Copper	46,688	1.02	30,820	0.46	156,831	1.01	95,939	0.47
Gold[3]	52,045	1.13	51,994	0.77	153,068	0.99	146,003	0.72
Silver[3]	5,400	0.12	7,650	0.11	19,175	0.12	18,432	0.09
Other	1,933	0.04	2,166	0.03	6,096	0.04	4,023	0.02
Total by-product credits	106,066	2.31	92,630	1.37	335,170	2.16	264,397	1.30
Reconciliation to IFRS:
Cash cost, net of by-product credits	2,323		1,580		2,698		28,038
By-product credits	106,066		92,630		335,170		264,397
Treatment and refining charges	(7,239)		(4,312)		(17,980)		(15,592)
Inventory adjustments	5,445		-		5,445		-
Past service pension cost	4,229		-		4,229		-
Share-based compensation expenses	114		322		501		406
Change in product inventory	8,798		(2,595)		7,303		25
Royalties	2,491		2,835		8,939		6,267
Depreciation and amortization[4]	38,825		42,977		127,667		129,830
Cost of sales[5]	161,052		133,437		473,972		413,371

1 Per pound of zinc produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 27.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2021		Sep. 30, 2020		Sep. 30, 2021		Sep. 30, 2020
Sustaining cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Zinc cash cost, net of by-product credits	2,323	0.05	1,580	0.02	2,698	0.02	28,038	0.14
Cash sustaining capital expenditures	24,773	0.54	40,107	0.60	95,030	0.61	112,205	0.55
Royalties	2,491	0.05	2,835	0.04	8,939	0.06	6,267	0.03
Sustaining cash cost per pound of zinc produced	29,587	0.64	44,522	0.66	106,667	0.69	146,510	0.72

Combined Unit Cost & Zinc Plant Unit Cost Reconciliation

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput and refined zinc metal produced, respectively. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices. In the first half of 2020, as a result of the temporary suspension of operations in Peru, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculation of combined unit costs.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2021 and 2020.

Peru	Three months ended		Nine months ended
(in thousands except unit cost per tonne)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Combined unit cost per tonne processed
Mining	22,772	18,220	70,444	45,757
Milling	44,750	42,836	128,356	94,877
G&A [1]	13,948	12,538	45,278	28,778
Other G&A [2]	(286)	89	(215)	651
Unit cost	81,184	73,683	243,863	170,063
Tonnes ore milled	6,985	7,481	20,761	18,556
Combined unit cost per tonne	11.62	9.85	11.75	9.16
Reconciliation to IFRS:
Unit cost	81,184	73,683	243,863	170,063
Freight & other	9,464	10,201	29,707	24,805
Other G&A	286	(89)	215	(651)
Share-based compensation expenses	31	89	102	74
Inventory adjustments	-	-	(1,446)	2,221
Change in product inventory	(3,126)	4,824	(9,236)	2,666
Royalties	998	1,664	2,741	3,722
Overhead costs related to suspension of activities (cash)	-	-	-	15,810
Depreciation and amortization	47,185	53,021	140,330	133,414
Cost of sales[3]	136,022	143,393	406,276	352,124

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.
3 As per IFRS financial statements.

Manitoba	Three months ended		Nine months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Combined unit cost per tonne processed
Mining	54,634	42,224	163,769	131,711
Milling	14,484	11,901	40,801	34,910
G&A [1]	8,680	11,909	39,218	37,033
Less: G&A allocated to zinc metal production	(3,280)	(3,707)	(10,822)	(11,130)
Less: Other G&A related to profit sharing costs	3,381	(10)	(72)	(10)
Unit cost	77,899	62,317	232,894	192,514
USD/CAD implicit exchange rate	1.26	1.33	1.25	1.35
Unit cost - C$	98,151	82,962	291,419	260,410
Tonnes ore milled	666,263	657,895	1,957,980	2,019,778
Combined unit cost per tonne - C$	147	126	149	129
Reconciliation to IFRS:
Unit cost	77,899	62,317	232,894	192,514
Freight & other	7,484	6,360	22,717	20,126
Refined (zinc)	15,868	17,504	53,383	53,063
G&A allocated to zinc metal production	3,280	3,707	10,822	11,130
Other G&A related to profit sharing	(3,381)	10	72	10
Share-based compensation expenses	114	322	501	406
Inventory adjustments	5,445	-	5,445	-
Past service pension cost	4,229	-	4,229	-
Change in product inventory	8,798	(2,595)	7,303	25
Royalties	2,491	2,835	8,939	6,267
Depreciation and amortization	38,825	42,977	127,667	129,830
Cost of sales[2]	161,052	133,437	473,972	413,371

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

Manitoba	Three months ended		Nine months ended
(in thousands except zinc plant unit cost per pound)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Zinc plant unit cost
Zinc plant costs	15,868	17,504	53,383	53,063
G&A [1]	8,680	11,909	39,218	37,033
Less: G&A allocated to other areas	(8,781)	(8,192)	(28,324)	(25,893)
Less: Other G&A related to profit sharing	3,381	(10)	(72)	(10)
Zinc plant unit cost	19,148	21,211	64,205	64,193
USD/CAD implicit exchange rate	1.26	1.33	1.25	1.35
Zinc plant unit cost - C$	24,119	28,246	80,367	86,701
Refined metal produced (in pounds)	43,779	59,123	151,645	182,584
Zinc plant unit cost per pound - C$	0.55	0.48	0.53	0.47
Reconciliation to IFRS:
Zinc plant unit cost	19,148	21,211	64,205	64,193
Freight & other	7,484	6,360	22,717	20,126
Mining	54,634	42,224	163,769	131,711
Milling	14,484	11,901	40,801	34,910
G&A allocated to other areas	8,781	8,192	28,324	25,893
Other G&A related to profit sharing	(3,381)	10	72	10
Share-based compensation expenses	114	322	501	406
Inventory adjustments	5,445	-	5,445	-
Past service pension costs	4,229	-	4,229	-
Change in product inventory	8,798	(2,595)	7,303	25
Royalties	2,491	2,835	8,939	6,267
Depreciation and amortization	38,825	42,977	127,667	129,830
Cost of sales[2]	161,052	133,437	473,972	413,371

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted

As of January 1, 2021, we have adopted an amendment to IAS 16, Property, Plant and Equipment ("IAS 16").

For information on new standards and interpretations adopted, refer to note 4 of our September 30, 2021 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our September 30, 2021 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended September 30, 2021 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at our mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on our operations, financial condition and prospects, and our ability to effectively engage with local communities in Peru and other stakeholders, expectations regarding the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Copper World exploration program and timelines for an initial resource estimate and preliminary assessment, expectations regarding the Snow Lake gold strategy, including the continuing ramp-up of the New Britannia mill, increasing the mining rate at Lalor and optimizing the Stall and New Britannia mills, the possibility of converting inferred mineral resource estimates to higher confidence categories, expectations regarding the costs and schedule of the recently approved updated closure plan for Flin Flon, the potential to reprocess Flin Flon tailings in the future and the possible benefits of such a project, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- our ability to continue to operate safely and at full capacity during the COVID-19 pandemic;

- the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which we operate, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;

- the ability to achieve production and unit cost guidance;

- no significant interruptions to our operations due to the COVID-19 pandemic or social or political unrest in the regions Hudbay operates;

- the ability to obtain all required permits for the Copper World project;

- the successful outcome of the Rosemont litigation;

- the ability to ramp-up the New Britannia mill and achieve anticipated production;

- the economic prospects of reprocessing Flin Flon tailings;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the direct and indirect impacts of the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime and social unrest in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects, risks related to the ongoing Rosemont litigation process and other legal challenges that could affect Rosemont or Copper World, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the technical and economic prospects of reprocessing Flin Flon tailings, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Financial Risk Management" in this MD&A and under the heading "Risk Factors" in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to the Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our other material mineral projects contained in this MD&A has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

SUMMARY OF RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

			2021			2020					2019
			Q3	Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4
Consolidated Financial Condition ($000s)
Cash and cash equivalents			$297,451	$294,287	$310,564	$439,135	$439,135	$449,014	$391,136	$305,997	$396,146	$396,146
Total long-term debt			1,182,612	1,181,195	1,180,798	1,135,675	1,135,675	1,175,104	988,418	988,074	985,255	985,255
Net debt[1]			885,161	886,908	870,234	696,540	696,540	726,090	597,282	682,077	589,109	589,109
Consolidated Financial Performance ($000s except per share amounts)
Revenue			$358,961	$404,242	$313,624	$1,092,418	$322,290	$316,108	$208,913	$245,105	$1,237,439	$324,485
Cost of sales			444,379	322,060	261,112	1,053,418	287,923	276,830	221,567	267,096	1,085,897	298,852
(Loss) earnings before tax			(147,830)	14,819	(69,592)	(179,089)	911	(23,944)	(74,604)	(81,452)	(452,763)	(42,352)
(Loss) earnings			(170,411)	(3,395)	(60,102)	(144,584)	7,406	(23,955)	(51,901)	(76,134)	(343,810)	(1,455)
Basic and diluted (loss) earnings per share		$	$(0.65)	$(0.01)	$(0.23)	$(0.55)	$0.03	$(0.09)	$(0.20)	$(0.29)	$(1.32)	$(0.01)
Adjusted earnings (loss) per share [1]			$$0.15	$0.02	$(0.06)	$(0.46)	$(0.06)	$(0.10)	$(0.15)	$(0.15)	$(0.18)	$(0.09)
Operating cash flow before change in non-cash working capital [1]			103,509	132,786	90,656	241,863	86,071	84,383	29,457	41,951	307,284	69,141
Adjusted EBITDA [1,2]			119.3	143.2	104.2	306.7	106.9	96.1	49.1	55.0	358.5	82.2
Consolidated Operational Performance
Contained metal in concentrate produced [3]
Copper	tonnes		23,245	23,474	24,553	95,333	27,278	25,395	18,026	24,635	137,179	32,422
Gold	ounces		53,872	39,848	35,500	124,622	32,376	29,277	32,614	30,355	114,692	32,712
Silver	ounces		763,167	685,916	696,673	2,750,873	730,679	671,685	580,817	767,692	3,585,330	930,137
Zinc	tonnes		20,844	21,538	27,940	118,130	25,843	30,570	31,222	30,495	119,106	30,592
Molybdenum	tonnes		282	295	294	1,204	333	392	124	354	1,272	372
Contained metal in doré produced
Gold	ounces		404	-	-	-	-	-	-	-	-	-
Silver	ounces		10	-	-	-	-	-	-	-	-	-
Payable metal in concentrate and doré sold
Copper	tonnes		21,136	25,176	20,929	88,888	22,963	25,903	15,951	24,072	128,519	33,715
Gold	ounces		47,843	38,205	25,383	122,949	35,179	30,605	30,590	26,574	108,999	30,344
Silver	ounces		701,601	577,507	509,760	2,585,586	762,384	705,495	541,785	575,922	3,452,926	909,423
Zinc [4]	tonnes		21,619	25,361	28,343	109,347	28,431	26,520	27,604	26,792	104,319	28,001
Molybdenum	tonnes		304	265	284	1,321	457	313	120	431	1,186	199
Cash cost [1]	$/lb		$0.62	$0.84	$1.04	$0.60	$0.43	$0.65	$0.29	$0.98	$0.83	$0.90
Sustaining cash cost	$/lb		$1.97	$2.25	$2.16	$1.93	$1.97	$2.02	$1.59	$2.05	$1.72	$2.11
All-in sustaining cash cost [1]	$/lb		$2.18	$2.48	$2.37	$2.16	$2.24	$2.25	$1.91	$2.17	$1.86	$2.22

1Net debt, adjusted (loss) earnings per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 In millions.

3 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

4 Includes refined zinc metal sold.

		2021			2020					2019
		Q3	Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4
Peru Operations
Constancia ore mined[1]	tonnes	6,208,019	8,016,373	7,747,466	27,529,950	9,313,784	8,455,668	2,775,286	6,985,212	33,308,369	8,049,063
Copper	%	0.30	0.30	0.30	0.32	0.31	0.31	0.34	0.34	0.43	0.41
Gold	g/tonne	0.04	0.04	0.04	0.03	0.03	0.03	0.04	0.03	0.04	0.04
Silver	g/tonne	2.76	3.02	2.90	2.75	2.61	2.55	2.90	3.10	3.76	3.87
Molybdenum	%	0.01	0.01	0.01	0.02	0.01	0.02	0.02	0.02	0.02	0.02
Pampacancha ore mined[1]	tonnes	2,050,813	982,992	-	-	-	-	-	-	-	-
Copper	%	0.27	0.26	-	-	-	-	-	-	-	-
Gold	g/tonne	0.27	0.27	-	-	-	-	-	-	-	-
Silver	g/tonne	3.58	4.43	-	-	-	-	-	-	-	-
Molybdenum	%	0.01	0.01	-	-	-	-	-	-	-	-
Ore milled	tonnes	6,985,035	7,413,043	6,362,752	26,297,318	7,741,714	7,480,655	4,355,482	6,719,466	31,387,281	7,474,136
Copper	%	0.30	0.31	0.33	0.34	0.33	0.33	0.34	0.34	0.42	0.42
Gold	g/tonne	0.11	0.07	0.04	0.03	0.03	0.03	0.04	0.03	0.04	0.04
Silver	g/tonne	3.93	2.88	2.84	2.87	2.74	2.68	3.04	3.13	3.64	3.86
Molybdenum	%	0.01	0.01	0.01	0.02	0.02	0.02	0.01	0.02	0.02	0.02
Copper recovery	%	84.9	83.3	84.1	83.0	85.3	83.3	76.6	84.3	85.7	85.6
Gold recovery	%	71.9	62.2	52.0	49.8	52.7	51.6	43.4	50.2	48.1	50.0
Silver recovery	%	59.1	68.2	69.9	66.9	70.1	66.7	59.6	68.2	68.2	68.2
Molybdenum recovery	%	33.5	33.3	33.4	29.4	28.4	30.4	19.9	35.0	26.5	30.8
Contained metal in concentrate
Copper	tonnes	18,072	19,058	17,827	73,150	21,554	20,803	11,504	19,290	113,825	26,659
Gold	ounces	17,531	10,220	4,638	12,395	3,689	3,333	2,311	3,062	19,723	5,007
Silver	ounces	521,036	468,057	405,714	1,622,972	477,775	430,208	253,687	461,302	2,504,769	631,774
Molybdenum	tonnes	282	295	294	1,204	333	392	124	354	1,272	372
Payable metal sold
Copper	tonnes	16,065	19,946	14,836	68,506	18,583	21,654	9,023	19,247	106,184	28,430
Gold	ounces	16,902	5,638	2,963	10,986	3,297	3,753	1,317	2,618	18,956	4,824
Silver	ounces	457,263	315,064	337,612	1,518,548	480,843	433,595	242,519	361,591	2,452,496	666,839
Molybdenum	tonnes	304	265	284	1,321	457	313	120	431	1,186	199
Peru combined unit operating cost,2, 3	$/tonne	$11.62	$11.25	$12.46	$9.46	$10.17	$9.85	$7.77	$9.31	$9.50	$10.20
Peru cash cost[3]	$/lb	$1.26	$1.85	$1.82	$1.45	$1.47	$1.54	$1.31	$1.42	$1.16	$1.36
Peru sustaining cash cost[3]	$/lb	$2.31	$2.69	$2.36	$2.20	$2.58	$2.29	$1.84	$1.91	$1.65	$2.17

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A

		2021			2020					2019
		Q3	Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4
Manitoba Operations
Lalor ore mined	tonnes	392,380	356,951	421,602	1,654,240	468,101	357,213	407,408	421,518	1,536,780	390,140
Copper	%	0.86	0.64	0.57	0.74	0.80	0.66	0.77	0.70	0.75	0.80
Zinc	%	3.60	3.81	5.20	5.73	5.54	5.98	6.05	5.43	6.36	6.20
Gold	g/tonne	3.85	3.19	2.67	2.51	2.79	2.28	2.64	2.27	2.16	2.63
Silver	g/tonne	22.13	22.98	22.75	25.31	24.96	21.23	28.4	26.18	25.51	28.38
777 ore mined	tonnes	256,536	255,170	275,260	991,576	164,856	264,905	281,890	279,925	1,109,782	269,342
Copper	%	1.06	0.82	2.06	1.40	1.89	0.98	1.72	1.18	1.37	1.17
Zinc	%	3.88	3.57	4.00	3.88	2.98	3.95	4.13	4.11	3.22	3.33
Gold	g/tonne	1.96	1.97	2.39	1.90	1.85	2.01	1.91	1.82	1.61	1.52
Silver	g/tonne	22.99	23.35	29.32	24.13	21.64	24.25	25.73	23.86	18.67	18.52
Stall & New Britannia Concentrator Combined:
Ore milled	tonnes	408,201	317,484	361,344	1,412,751	372,624	335,739	334,601	369,787	1,290,300	310,622
Copper	%	0.82	0.68	0.60	0.73	0.79	0.68	0.76	0.70	0.73	0.80
Zinc	%	3.58	4.06	5.53	5.76	5.47	6.11	6.16	5.38	6.39	6.24
Gold	g/tonne	3.84	3.19	2.57	2.55	2.88	2.35	2.70	2.28	2.13	2.60
Silver	g/tonne	23.32	22.02	23.40	25.37	24.43	22.08	28.72	26.28	25.48	28.12
Copper recovery	%	84.3	88.8	85.7	86.2	87.1	84.0	86.6	86.5	85.9	85.9
Zinc recovery	%	88.2	88.1	91.1	91.9	90.9	92.7	92.4	91.4	91.1	90.7
Gold recovery	%	53.4	55.5	57.5	60.0	59.5	57.4	62.3	60.9	56.8	61.1
Silver recovery	%	52.7	55.1	56.2	60.4	60.3	57.5	62.1	61.1	60.4	62.9
Flin Flon Concentrator:
Ore milled	tonnes	258,062	329,503	283,386	1,205,314	225,663	322,156	324,906	332,589	1,362,006	374,529
Copper	%	1.06	0.89	1.88	1.28	1.59	0.99	1.52	1.11	1.27	1.11
Zinc	%	3.86	3.65	4.20	4.21	3.87	4.07	4.41	4.36	3.78	4.05
Gold	g/tonne	1.96	2.06	2.34	1.96	1.99	1.99	1.99	1.88	1.72	1.75
Silver	g/tonne	22.93	23.65	28.01	24.26	22.65	24.01	25.56	24.33	19.84	20.56
Copper recovery	%	85.2	84.8	91.3	86.0	88.1	83.9	87.3	84.1	88.0	86.9
Zinc recovery	%	82.2	84.8	81.8	85.5	83.9	87.9	84.9	85.0	85.5	85.8
Gold recovery	%	58.1	52.9	64.0	56.0	56.6	55.3	58.6	53.5	59.4	56.1
Silver recovery	%	42.4	37.5	54.1	45.9	46.5	42.0	50.7	44.3	50.8	49.2

		2021			2020					2019
		Q3	Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate produced
Copper	tonnes	5,173	4,416	6,726	22,183	5,724	4,592	6,522	5,345	23,354	5,763
Zinc	tonnes	20,844	21,538	27,940	118,130	25,843	30,570	31,222	30,495	119,106	30,592
Gold	ounces	36,341	29,628	30,862	112,227	28,687	25,944	30,303	27,293	94,969	27,705
Silver	ounces	242,131	217,859	290,959	1,127,901	252,904	241,477	327,130	306,390	1,080,561	298,363
Precious metal in doré produced
Gold	ounces	404	-	-	-	-	-	-	-	-	-
Silver	ounces	10	-	-	-	-	-	-	-	-	-
Total Manitoba payable metal sold
Copper	tonnes	5,071	5,230	6,093	20,382	4,380	4,249	6,928	4,825	22,335	5,285
Zinc[1]	tonnes	21,619	25,361	28,343	109,347	28,431	26,520	27,604	26,792	104,346	28,001
Gold	ounces	30,941	32,567	22,420	111,963	31,882	26,852	29,273	23,956	90,043	25,520
Silver	ounces	244,338	262,443	172,148	1,067,038	281,541	271,900	299,266	214,331	1,000,430	242,584
Manitoba combined unit operating cost[2,3]	C$/tonne	$147	$148	$151	$132	$140	$126	$135	$127	$134	$128
Manitoba cash cost[3]	$/lb	$(1.64)	$(3.51)	$(1.04)	$(2.20)	$(3.48)	$(3.41)	$(1.51)	$(0.62)	$(0.75)	$(1.26)
Manitoba sustaining cash cost[3]	$/lb	$0.75	$0.36	$1.62	$1.02	$(0.36)	$0.83	$1.16	$2.54	$2.07	$1.83

1 Includes refined zinc metal sold.
2 Reflects combined mine, mill and G&A costs per tonne of milled ore.
3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.